As filed with the Securities and Exchange Commission September 12, 2000.
================================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                Amendment No. 2

                                    FORM 10

                                  ___________

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
   Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                  ___________

                               GlobalSCAPE, Inc.
             (Exact name of registrant as specified in its charter)

                     Delaware                              74-2785449
              (State incorporation or                    (I.R.S. Employer
                  organization)                        Identification No.)

              6000 Northwest Parkway                          78249
                    Suite 100                               (Zip Code)
               San Antonio, Texas
     (Address of principal executive offices)


Registrant's telephone number, including area code: (210) 308-8267

                                  ___________

       Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class of                  Name of each exchange on
     securities to be so registered        which each class is to be registered
     ------------------------------        ------------------------------------
                 [None]                                [None]

       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock (par value $.001 per share)
                         -----------------------------
                               (Title of class)


================================================================================

                               GLOBALSCAPE, INC.

INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

ITEM 1. BUSINESS.

     See attached information statement under headings "Summary,"
"Capitalization," "Risk Factors," "The Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business."

ITEM 2. FINANCIAL INFORMATION.

     See attached information statement under headings "Summary,"
"Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Financial Statements."

ITEM 3. PROPERTIES.

     See attached information statement under heading "Business - Facilities."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     See attached information statement under heading "Ownership of GlobalSCAPE Stock."

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     See attached information statement under heading "Management."

ITEM 6. EXECUTIVE COMPENSATION.

     See attached information statement under heading "Management."

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     See attached information statement under headings "Management" and "Certain Relationships and Related Transactions."

ITEM 8. LEGAL PROCEEDINGS.

     See attached information statement under heading "Legal Proceedings."

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     See attached information statement under headings "Dividend Policy" and "Ownership of GlobalSCAPE Stock."

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     See attached information statement under heading "Sales of Unregistered Securities."

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     See attached information statement under heading "Description of Capital Stock."

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     See attached information statement under heading "Limitation of Director and Officer Liability."

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     See attached information statement under heading "Summary," "Summary Financial Data," "Selected Financial Data," "Risk Factors," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     See attached information statement under headings "Report of Independent Auditors" and "Exhibits and Financial Statement Schedules.

                               TABLE OF CONTENTS

                                                                                            Page
Summary....................................................................................    2
 Our Business..............................................................................    2
 The Distribution..........................................................................    2
 Material Tax Consequences Of The Distribution.............................................    3
 General Information.......................................................................    4
Summary Financial Data.....................................................................    5
Risk Factors...............................................................................    6
 Risks Related To This Distribution........................................................    6
 Risks Related To Operations...............................................................    8
 Risks Related To Legal Uncertainty........................................................   13
The Distribution...........................................................................   15
Dividend Policy............................................................................   19
Accounting Treatment.......................................................................   19
Sales Of Unregistered Securities...........................................................   19
Capitalization.............................................................................   19
Selected Financial Data....................................................................   20
Management's Discussion And Analysis Of Financial Condition And Results Of Operations......   22
Business...................................................................................   37
 Company Overview..........................................................................   37
 History...................................................................................   37
 Industry Background.......................................................................   38
 Software Products.........................................................................   38
 Advertising...............................................................................   40
 Sponsorships..............................................................................   41
 Our Strategy..............................................................................   41
 Marketing And Sales.......................................................................   42
 Our Operations And Technology.............................................................   42
 Research And Development..................................................................   42
 Competition...............................................................................   43
 Intellectual Property.....................................................................   45

 Strategic Relationships...............................................................         45
 Employees.............................................................................         46
 Facilities............................................................................         46
Management.............................................................................         47
Ownership Of Globalscape Stock.........................................................         53
Certain Relationships And Related Transactions.........................................         55
Description Of Capital Stock...........................................................         55
Limitation Of Director And Officer Liability...........................................         59
Forward-Looking Statements.............................................................         60
Legal Proceedings......................................................................         61
Available Information..................................................................         61
Index To Financial Statements..........................................................        F-1
Report Of Independent Auditors.........................................................        F-2
Exhibits And Financial Statement Schedules.............................................  Exhibit-1

[LOGO]                                                                    [LOGO]

                              September 12, 2000

Dear Shareholders:

     ATSI is distributing to you today shares of GlobalSCAPE, Inc. in a partial spin-off. We have prepared the enclosed Information Statement to describe GlobalSCAPE and the spin-off and we recommend that you read it carefully.

     You do not need to do anything to participate in the partial spin-off. The Information Statement describes the distribution process.

     In light of current market conditions, particularly the volatility of the market for stock of Internet related companies, GlobalSCAPE will not make a public offering of its stock contemporaneously with the spin-off. In addition to an initial public offering, GlobalSCAPE will explore other alternatives to accessing the public markets. Currently we do not know the timing of such events.

     We are pleased to welcome you as a new shareholder of GlobalSCAPE and we look forward to your participation in the next phase of GlobalSCAPE's growth.

                                        Sincerely,



                                        Sandra Poole-Christal
                                        President of GlobalSCAPE



                                        Arthur L. Smith
                                        Chairman and CEO of ATSI

                             INFORMATION STATEMENT

                               GLOBALSCAPE, INC.


                                 COMMON STOCK

                          (par value $.001 per share)


                             ____________________

     This Information Statement is being furnished in connection with the distribution by American TeleSource International, Inc. of approximately 30% of its holdings of the common stock of GlobalSCAPE, Inc.

     There is no public market for GlobalSCAPE common stock and GlobalSCAPE does not intend to register or list its shares on any exchange or national market system following this distribution. Under the terms of GlobalSCAPE's bylaws, the transfer of your GlobalSCAPE common stock will be restricted for a period ending 180 days following the closing of a public offering and the listing of our stock on an exchange or national market system, which will occur, if at all, only as appropriate business and market conditions exist.

     The Information Statement is first being sent to shareholders of ATSI on September 12, 2000.

                              ____________________

     See the Risk Factors beginning on page 6 for a discussion of certain factors that you should consider.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor have the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this information statement. Any representation to the contrary is a criminal offense.

                              ____________________

     This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

     ATSI shareholders with inquiries related to the distribution should contact Karen Mella, Vice President Investor Relations and Corporate Communications, 6000 Northwest Parkway, Suite 110, San Antonio, Texas 78249, at (210) 547-1000. The GlobalSCAPE common stock transfer agent will be ChaseMellon Shareholder Services L.L.C., Overpeck Centre, 85 Challenger Road, Ridgefield Park, NJ 07660. ChaseMellon also is acting as distribution agent for this distribution.

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this information statement. We urge you to read the entire information statement carefully.

                                 Our Business

     Our primary business is sales of Internet software via the Internet, including file management, file search and sharing, and web site development tools targeting both business and consumer markets. Our best known product is CuteFTP, a file transfer program, which represents 97% of our revenues. Other products include CuteZIP, which allows users to compress files, encrypt information and convert audio files to other digital formats, and web site development tools, CuteHTML and CuteMAP. CuteMX, a file sharing programs that allows users to interact directly with each other and to search for and share all file types, is the most recent addition to our product suite. We also earn revenue through sales of advertising space within our software.

     On July 27, 2000 we restricted access to CuteMX in light of developments in a legal controversy involving Napster, Inc., the developer of a music file sharing product. See "Business - CuteMX." CuteMX had not generated any significant revenue prior to that time, so our decision to restrict access will not affect our results of operations. The outcome of this legal controversy will determine whether and how we continue to develop and market CuteMX. See "Business - Strategy."

     GlobalSCAPE was originally incorporated in Delaware in April 1996 and is a wholly-owned subsidiary of American TeleSource International, Inc.

                               The Distribution

     On or before September 12, 2000, each ATSI shareholder as of the close of business on July 14, 2000, the record date, will receive one share of GlobalSCAPE common stock for each twenty shares of ATSI common stock held by the ATSI shareholder on the record date, rounded up to the next full share of GlobalSCAPE common stock. Following the distribution, ATSI will continue to own approximately 70% of the outstanding shares of GlobalSCAPE common stock.

     No action will be required of ATSI shareholders to participate in this distribution. You are not required to pay for the shares of GlobalSCAPE common stock received in the distribution, or to surrender or exchange ATSI common stock in order to receive GlobalSCAPE common stock.

     The distribution agent, ChaseMellon Shareholder Services, will send you a stock certificate for your shares of GlobalSCAPE.

     Under the terms of our bylaws, the transfer of your shares of our common stock will be restricted, except in limited circumstances, until 180 days following the closing of a public offering of our common stock and the listing of our common stock on an exchange or national market system. We are not planning to list the shares on an exchange or national market system at this time and do not know when events such as the listing or an offering will occur or if they will occur at all.

     So long as these restrictions are in effect, each stock certificate shall contain a legend referring to these bylaw restrictions. If you wish to make a transfer under the limited exceptions permitted you must contact our transfer agent and provide them your stock certificate and a legal opinion. See "Description of Capital Stock -- Transfer Restrictions, -- Transfer Agent." The bylaws, including the transfer restrictions may be modified or amended by a majority vote of our board of directors.

     The boards of ATSI and GlobalSCAPE approved this distribution as a means to:

     . Help the financial community focus separately on GlobalSCAPE's business;

     . Provide GlobalSCAPE with greater financial and operational independence to respond to its very different business environment; and

     . Give ATSI shareholders a direct interest in GlobalSCAPE before it begins its next phase of growth.

     See "The Distribution-- Background; Reasons for the Distribution."

                 Material Tax Consequences of the Distribution

     We do not believe that the distribution will be taxable to you. However, there is a risk that it will be taxable, and there is no market where you could easily liquidate your GlobalSCAPE stock to pay the tax.

     This distribution does not qualify as a "tax-free distribution" to the stockholders of ATSI under Section 355(a) of the Internal Revenue Code. However, this distribution will be non-taxable to you if both of the following factors exist at the time of the distribution:

     .    ATSI does not have earnings and profits;

     . The fair market value of the GlobalSCAPE stock distributed to you does not exceed your aggregate basis in your ATSI shares.

     If either of these factors is not satisfied, the stock distribution will be taxable to the extent such disqualifying factor applies. See "The Distribution -- Material Federal Income Tax Consequences of the Distribution."

     As of April 30, 2000, ATSI did not have any earnings and profits, and does not expect to have any earnings and profits at the time of the distribution. However, there is a risk that the IRS might view the distribution as an event that causes ATSI to have earnings and profits. See Risk Factors - "The distribution may be treated as a taxable transaction to the ATSI stockholders receiving shares." If the IRS takes this position, it would view the distribution as a dividend, which would be includable in your gross income.

     We believe that the distribution is not a dividend, but is a return of capital. Therefore, the distribution would be taxable only to the extent that the fair market value of the GlobalSCAPE shares you receive exceeds your aggregate basis in your ATSI stock. There is no readily ascertainable fair market value for the GlobalSCAPE shares.

     The aggregate basis of your ATSI stock and your GlobalSCAPE stock after the distribution will equal the aggregate basis of your ATSI stock immediately before the distribution, allocated between the ATSI stock and the GlobalSCAPE stock in proportion of the relative fair market value of each on the date of distribution.

     We urge you to consult with your tax advisor regarding the tax consequences of this distribution.

     Neither ATSI nor GlobalSCAPE have requested or received opinions from tax counsel regarding the tax consequences of the stock distribution.

                              General Information

     Our executive offices are located at 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249, and our telephone number is (210) 308-8267. We are located on the Internet at www.globalscape.com, www.cuteftp.com and at www.cutemx.com. Information available on our web sites is not a part of this information statement.

                            SUMMARY FINANCIAL DATA

     You should read the following summary financial data together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes which are included elsewhere in this information statement.

                                                    Year ended December 31,                          Quarter ended
                                                                                                         March 31,
                                            1996           1997         1998           1999          1999         2000
                                                                                                    (Unaudited)
                                                           (In thousands, except per share data)
Statement of Operations Data:

   Revenues............................  $   216        $   871      $ 2,074        $ 3,251       $   681       $ 1,450

     Total operating expenses..........      428            673        1,759          2,124           498           762

     Operating income (loss)...........     (212)           198          315          1,127           183           688
                                         ------------------------------------------------------------------------------
   Net income (loss)...................     (213)           124          197            674           101           445
                                         ==============================================================================
Net income (loss) per share:(1)

   Basic...............................   ($0.02)       $  0.01      $  0.02        $  0.05       $  0.01       $  0.03
                                         ==============================================================================
   Diluted.............................   ($0.02)       $  0.01      $  0.01        $  0.05       $  0.01       $  0.03
                                         ==============================================================================
Number of shares used in per
share calculations: (1)

   Basic...............................   12,920         12,920       12,920         12,920        12,920        12,920
                                         =============================================================================
   Diluted.............................   12,920         12,920       13,247         13,293        13,278        13,278
                                         ==============================================================================

__________
(1) All per share amounts have been adjusted to reflect the 7.6 for 1 stock split effected in May 2000.

                                                      As of December 31, 1999           As of March 31, 2000
                                                      -----------------------           --------------------

                                                                                             (Unaudited)
Balance Sheet Data:

  Cash and cash equivalents..................                $   16,361                      $  589,852

  Working capital............................                  (160,171)                          7,413

  Total assets...............................                 1,471,299                       2,286,144

  Total debt.................................                   296,806                         270,274

  Total shareholders' equity.................                   844,274                       1,288,798

                                 RISK FACTORS

There are risks inherent to the stock you will receive, including those risks described in the risk factors below. The risks we have described are those that we believe may have a material effect on our particular business and therefore, believe, you should be aware of.

                      Risks Related to This Distribution

You may be unable to sell your stock.

     There is no public market for our common stock. We do not anticipate listing our shares with any exchange or on any quotation system. Additionally, our bylaws provide that, except under limited circumstances, you may not transfer the stock you are receiving until 180 days after we complete an initial public offering of our stock and we list and register our stock on a national securities exchange or we cause our shares to be quoted on the automatic quotation system of a national securities association. We have delayed our plan to complete a public offering and may never complete a public offering and list our stock. Consequently, you may not be able to sell your stock for a long time, if ever. Even if we do complete an offering and list our stock we do not know if there will be a viable trading market for our stock. See "Description of Capital Stock--Transfer Restrictions."

Your ownership of GlobalSCAPE stock may be significantly diluted.

     GlobalSCAPE may determine at some time in the future to issue additional shares in a public or private offering resulting in a considerable dilution of your holdings.

The distribution may be treated as a taxable transaction to the ATSI stockholders receiving shares.

     The distribution may be taxable to you and there is no market where you can easily liquidate your GlobalSCAPE shares to pay the tax. The distribution may be treated as a dividend to the ATSI stockholder if ATSI has earnings and profits at the time of the distribution. Even though ATSI does not have earnings and profits as of April 30, 2000, ATSI may have earnings and profits if the value of the GlobalSCAPE stock distributed exceeds ATSI's basis in that stock. Since there is no readily ascertainable value for the GlobalSCAPE stock, there is a risk that the IRS may believe that the value of the distributed stock is greater than the value attributed to it by ATSI. If the distribution is treated as a distribution of appreciated property this could cause ATSI to have earnings and profits, which in turn could cause the distribution to be viewed as a dividend to the ATSI stockholder. If this occurs, you may be viewed as having dividend income to the extent of your pro rata portion of ATSI's earnings and profits, resulting in a tax liability to you. ATSI will not request an advance ruling from the Internal Revenue Service. Neither ATSI nor GlobalSCAPE have requested or received opinions from tax counsel regarding the tax consequences of the stock distribution. See "The Distribution -- Material Federal Income Tax Consequences of the Distribution."

American TeleSource International, Inc. and its directors and executive officers will be able to exert significant influence over us.

     After the distribution, ATSI will own approximately 70% of our outstanding common stock. Furthermore, ATSI's directors and executive officers as a group will beneficially own approximately 11% of GlobalSCAPE's outstanding common stock after the distribution. These shareholders, if they vote together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of us or discourage a potential acquirer from attempting to obtain control of us, any of which could have an adverse effect on the value of our common stock.

     At least initially, Arthur L. Smith, the Chairman and Chief Executive Officer of ATSI and H. Douglas Saathoff, the Chief Financial Officer of ATSI, will be the only directors of GlobalSCAPE. Therefore, until additional directors are recruited for our board, these ATSI officers may be able to exert significant influence over us and conflicts of interest may arise. See "Management" and "Ownership of GlobalSCAPE Stock."

The spin-off could adversely affect the aggregate value of your investment in ATSI common stock.

     As a wholly owned subsidiary, some value for GlobalSCAPE has likely been reflected in the trading price of ATSI common stock. Following the distribution, you will directly own some shares in GlobalSCAPE and, as long as you remain an ATSI shareholder, you will indirectly own a portion of ATSI's approximate 70% interest in GlobalSCAPE. The value of the GlobalSCAPE common stock and the ATSI common stock will not necessarily be related. The combined value of your GlobalSCAPE common stock and ATSI common stock after the distribution may be less than the trading price of ATSI common stock immediately before the distribution.

Anti-takeover provisions in our charter and Delaware law could inhibit others from acquiring us.

     Some of the provisions of our certificate of incorporation and bylaws and in Delaware law could, together or separately:

     .    discourage potential acquisition proposals;

     .    delay or prevent a change in control; and

     . limit the price that investors may be willing to pay in the future for shares of our common stock.

     In particular, our certificate of incorporation and bylaws provide for, among other things, limitations on the individuals that may call meetings of the shareholders and do not allow for cumulative voting. We are also subject to
Section 203 of the Delaware General Corporation Law which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined in the statute, for a period of three years following the date on which the stockholder became an interested stockholder.

                          Risks Related to Operations

We depend on one product for a substantial portion of our revenues.

     We depend on a single product, CuteFTP, for about 97% of our revenues, either through sales of licenses to use CuteFTP or sales of advertising space in CuteFTP. In addition, our ability to raise revenues related to existing products and new products depends substantially on exploiting the traffic to our web sites generated by the demand for CuteFTP and leveraging the "Cute" brand name to cross-market other products. If we are not able to maintain CuteFTP's competitive position, our revenues could decline dramatically and our plans to expand our business could be substantially impaired.

We may not be able to generate sufficient revenue from the registration of our software.

     All products are available for free download for a minimum 30-day evaluation period as specified in their respective product license agreements. In many cases, it remains difficult to motivate people to purchase products through registration reminder messages and other features which completely or partially disable the ability to use the product if users fail to register and thereby pay for products. Currently, product sales account for over 90% of our revenue. If registration does not occur, revenue generation is limited to advertising revenues which currently account for a small portion of our overall earnings.

Our position in the Internet software market is continuously threatened because the market is intensely competitive and technology is constantly changing.

     The software industry is characterized by rapid technological change. In addition, our competitors are constantly releasing improved versions of their products. The needs and expectations of our customers are also evolving. Therefore, we must continually enhance our products and develop new products to remain competitive. When a new product is brought to market with functionality better suited to a particular use, the demand for the currently available products may decrease. For example, we believe that in the past a small portion of the demand for CuteFTP was driven by the desire to transfer audio files in the popular MP3 format. We also believe that the demand for CuteFTP resulting from users whose objective was audio file transfer declined as a result of newly developed file sharing programs like Napster and CuteMX. All of our products are subject to the threat of reduced market share resulting from the introduction of new products. We may fail to develop new products and functionalities as quickly as necessary in the future to avoid a material negative effect on revenue.

     Furthermore, software development generally requires substantial lead time, so we must accurately predict what changes will be needed. We may fail to predict these changes far enough in advance, or we may not have sufficient technical personnel to make them. If we cannot keep pace, our products will lose their position in the market.

If the lawsuit by numerous recording companies is resolved against Napster, we will be unable to market a CuteMX product with functionality similar to the Napster product.

     Currently, Napster, Inc. is being sued by numerous members of the recording industry for contributory and vicarious copyright infringement. See "Risk Factors - Risks Related to Legal Uncertainty - We may be sued by members of the recording industry ...." On July 27, 2000, we announced that we would restrict public access to our CuteMX service pending our review of developments surrounding the preliminary injunction against Napster. If the final ruling in this case is against Napster, our ability to market CuteMX may be impeded. Such impediments may eliminate our ability to increase revenue through this product and related research and development expenses will not be recouped without finding a new use for such developments.

We may not be able to compete effectively with larger, better positioned companies, resulting in lower margins and loss of market share.

     Our major competitors are Ipswitch, Inc., which distributes WS FTP, the top competitor to CuteFTP, and Microsoft Corporation, which incorporates various Internet software, including a file transfer protocol, in its other products. Each of these companies have significantly greater revenues than we do as well as greater personnel and technical resources. This may enable them to develop new technologies more quickly than we can, to offer a broader array of products, and to respond more quickly to new opportunities, industry standards or customer requirements. They may also be able to adopt more aggressive pricing strategies. For example, Ipswitch gives an older version of its file transfer protocol program away for free for non-commercial uses, and Microsoft includes a file transfer protocol in its Internet browser, which it distributes for free. Increased competition may result in lower operating margins and loss of market share. We expect additional competitors to enter the market as the size and visibility of the market for web based software increases.

It is difficult for us to recruit software developers and other technical and management personnel that we need because we are a relatively small company.

     We compete intensely with other Internet, software development and distribution companies internationally to recruit and hire from a limited pool of qualified personnel. Some qualified candidates prefer to work for larger, better known companies.

If we lose key personnel we may not be able to execute our business plan.

     Our future success depends on the continued services of several key members of our management team, including Ms. Poole-Christal, and our product development team. These individuals would be difficult to replace, both because of the intense competition for similarly skilled people and because the knowledge that each of these individuals has regarding our products and product development processes would be difficult to transfer to another individual.

Our ability to develop our software will be seriously impaired if we are not able to use our foreign subcontractors.

     We rely on Russian subcontractors to help us develop our software. If these programmers decided to stop working for us, or if we were unable to continue using them because of political or economic instability in Russia, we would have difficulty finding comparable skilled developers. In addition, we would likely have to pay considerably more for the same work, especially if we used U.S. personnel. If we could not replace the programmers, it would take us significantly longer to develop our products.

We may incur losses as we expand our business.

     We intend to expand our business and therefore expect to expend significant additional resources on research and development, marketing, product development and developing our network infrastructure. See "Strategy." As a result, we may need to significantly increase our revenues to maintain profitability. If we fail to successfully develop and market new products, we may not be able to achieve the necessary revenue growth, and we may not remain profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In the past, almost all of our revenue has been earned through sales of our software. We are increasing our emphasis on selling advertising space in our software and web sites and marketing third-party products. Although we began operations in 1996, we did not begin generating any significant revenue from advertising and marketing third-party products until April 1999. As a result, our historical performance may not predict our future performance.

The financial difficulties of ATSI could impair our access to financing, exacerbate conflicts of interest, and might result in a change of ownership of their shares.

     ATSI has incurred losses since inception, had negative cash flows for most of its history, and currently has only limited resources to support its operations. The financial condition of ATSI may make it more difficult for us to obtain financing. For example, we have been told by a credit rating agency that we will not receive a credit rating higher than that of our parent. If ATSI does not begin to generate sufficient positive cash flows or is not able to obtain financing to continue its operations, these directors may be faced with conflicts of interest regarding the best use of our funds and may take steps to cause us to transfer funds to them in the form of a dividend. This will deprive us of funds needed to fully execute our business plan. In addition, ATSI might be motivated by financial stress to sell its stock of GlobalSCAPE for less than what it might sell for under other circumstances, which would tend to depress the value of the stock in general.

We are a party to a $2 million loan to ATSI, and may have to repay this loan.

     We are signatories of a $2 million dollar loan from NTFC Capital Corporation to ATSI made in August 1999 to enable ATSI to purchase equipment for its telecommunications business. ATSI is currently in default of some of its financial covenants under the loan agreement, namely minimum revenue levels, gross margin levels, EBITDA and debt-to-equity ratios.

     Because of its financial condition, ATSI will likely continue to be in default of financial covenants and may fail to meet its payment obligations. NTFC could decide to seek repayment from us of the entire outstanding balance. None of our assets or stock secure the obligation to NTFC. However, if we used our funds to repay this loan, our ability to execute our business plan would be seriously impaired.

The market for web advertising may deteriorate causing us to lose revenues.

     Our advertising agency vendors pay us a portion of the revenues they receive from advertisers, which fluctuates. The supply of advertising space on the Internet is growing faster than demand at this time as more businesses adopt an Internet advertising strategy. This has resulted in a decrease in the amount we receive for a given amount of advertising space. If we do not continue to increase our advertising volumes, our advertising revenue could decrease.

     In addition, most advertisers and their advertising agencies have limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to web-based advertising. Minimal information is available supporting the effectiveness of web-based advertising. If Internet advertisers determine that web-based advertising is not as effective as other mediums, existing advertisers might reduce their current levels of advertising or eliminate their spending entirely. Also, the widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements appearing in our software and on our web pages, could also adversely affect the growth of the Internet as an advertising medium.

Our operations are vulnerable to security breaches that could harm the quality of our products and services or disrupt our ability to deliver our products and services.

     Third parties may breach our system security and damage our products and services or misappropriate confidential customer information. This might cause us to lose customers, or even cause customers to make claims on us for damages to them.

Privacy concerns may prevent us from continuing to collect user data which will harm our ability to successfully target our advertising and market new products and services.

     We ask our customers who download products from our web pages to provide their e-mail addresses so that we may send them advertisements for our products via e-mail. Our advertising vendors collect data from our users which they use to target advertising. The collection of data via the Internet has been the subject of significant negative publicity, increasing users' concerns about their privacy. These privacy concerns may cause users to resist providing personal data or to avoid our products and web sites. We may become the target of negative publicity resulting from data collection which would harm our reputation. There is also proposed legislation in the United States that could restrict our ability to collect this information. If we are not able to collect data as we have in the past, our ability to target advertising and market our products via e-mail would be impaired.

Our products may expose customers to invasion of privacy, causing customer dissatisfaction.

     Some of our products are intended to provide outsiders access to files on customer's hard drives, making the customer vulnerable to hacking. For example, CuteMX permits a customer to share a file by giving another person access to the file in the customer's hard drive. If the customer suffers an invasion of privacy or harm to their computer, this may result in customer dissatisfaction and possible claims against us for any resulting damages.

We intend to hire new members of our management team, including an experienced Chief Executive Officer and Chief Financial Officer, who will have little experience working together.

     Our future success will depend upon the continued service of key management and technical personnel and on the hiring of new highly-skilled management and employees. We have engaged a national search firm to find a Chief Executive Officer and other individuals suited for other top management and board positions. We may not be able to locate these persons in a timely manner, and if we do, they may not integrate well into our business.

     In addition, the members of our management committee that have been with us since 1996 have had only limited experience managing a rapidly growing company on either a public or private basis.

We may have increasing risk of revenue volatility as a larger portion of our revenue is derived from foreign countries.

     The portion of our sales derived from foreign countries has increased and we expect it will continue to increase. This may expose us to greater risks of volatility in our revenues due to greater economic volatility in those countries.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

     Errors may be found in our products after distribution. This risk is exacerbated by the fact that a significant amount of code in our products is developed by independent parties over whom we have less control than that we exercise over internal developers. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and may not be able to correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of our software products.

Our products rely on the prevalence of Windows-based operating systems and if that technology fails to maintain or improve market share our products would not be as marketable.

     Our current products can only be used on a Windows-based operating system and are not compatible with other operating systems. Anything that affects Windows market share negatively could have a material adverse effect on the demand for our products.

                       Risks Related to Legal Uncertainty

We may be sued by members of the recording industry, movie industry or others for distributing CuteMX, which would cause us to incur substantial legal expenses and the payment of substantial money damages.

     CuteMX permits users to search for and share all types of files, including audio and video files. A portion of CuteMX users are probably using the program to exchange files containing copyrighted works, such as popular songs or videos. Our competitor, Napster, Inc. distributes a similar program and has been sued by numerous recording companies and at least two artists whose works have been distributed by users of Napster's program. These lawsuits allege that the sharing of files containing copyrighted music via Napster's program is illegal and that Napster is liable for this copyright infringement for distributing the program which facilitates the sharing. The plaintiffs are asking for millions of dollars in money damages as well as the removal of Napster's product from the market. Similarly, we may be sued by artists, record and movie companies or others whose works are distributed using CuteMX. The laws regarding this issue are not settled, and may not be settled for months or years. This uncertainty makes it difficult to predict the ultimate impact this controversy may have on CuteMX or our business. If we are sued, we may be found to have violated the law and be required to withdraw or alter CuteMX and pay substantial money damages to the owners of works which are distributed via CuteMX. Even if we were to win such a lawsuit or reach a settlement, we would have to spend substantial sums to defend ourselves which expenses might have a material adverse effect on our financial condition. See "Business --Software Products."

We are vulnerable to claims that our products infringe third-party intellectual property rights particularly because our products are partially developed by independent parties.

     We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that some of the code in our products is developed by independent parties or licensed from third parties over whom we have less control than we exercise over internal developers. Claims of infringement could require us to reengineer our products or seek to obtain licenses from third parties in order to continue offering our products. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim, could place a significant strain on our financial resources and harm our reputation.

We may not be able to protect our intellectual property rights, which may result in damages to us.

     Our patent pending technology, software code, and trade and service marks are some of our most valuable assets. Given the global nature of the Internet and our business, we are vulnerable to the misappropriation of this intellectual property, particularly in foreign countries, such as China and Eastern Europe, where laws or law enforcement practices are less developed. The global nature of the Internet makes it difficult to control the ultimate destination or security of our software making it more likely that unauthorized third parties will copy certain portions of our proprietary information or reverse engineer the proprietary information used in our programs.

     Additionally, we have filed a patent application covering concepts and technologies integral to our business including our proprietary search technology which facilitates the search for and exchange of information located at the personal computer level between a community of our product users. This application has yet to be approved and we cannot assure you that it any of our future patent applications or trademark or copyright applications will be approved.

     Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of our trademarks. The GlobalSCAPE.com or CuteMX.com web site addresses, or domain names, and our various trademarks are important to our business. If we lose the use of our site addresses or the use of our trademarks, our business would be harmed and we would need to devote substantial resources towards developing an independent brand identity. Defending or enforcing our trademark rights at a local and international level could result in the expenditure of significant financial and managerial resources.

     If our proprietary rights are infringed by a third-party, our ability to earn profits which are highly dependant on those rights would be severely diminished. See "Business--Intellectual Property."

We may face liability relating to content on, or products and services sold from, our web site.

     Our web site network and software products provide third-party content. We could be exposed to claims related to copyright or trademark infringement, errors or omissions or other wrongful acts by the third parties whose content we provide or whose web sites are linked with ours. We enter into agreements with other companies under which we share revenues resulting from advertising or the purchase of products or services through direct or indirect links to or from our web sites and accessible through our software products. These arrangements may expose us to additional legal risks and uncertainties, including government regulation and potential liabilities to consumers of these products and services, even if we do not provide the products and services ourselves.

                               THE DISTRIBUTION

Background; Reasons for the Distribution

     In January of 2000, ATSI's Board of Directors decided that a portion of the GlobalSCAPE shares held by ATSI would be spun-off to the shareholders of ATSI. The spin-off was to occur contemporaneously with a public offering of GlobalSCAPE stock as part of a plan to raise funds for GlobalSCAPE's growth and ATSI's general corporate purposes. GlobalSCAPE and ATSI have decided not to make a public offering of GlobalSCAPE common stock contemporaneously with the spin-off in light of current market conditions. ATSI will complete the spin-off at this time, and ATSI and GlobalSCAPE will continue to evaluate a public offering as well as other alternatives to finance GlobalSCAPE's growth and raise funds for ATSI. In deciding to complete the spin-off, the Board of ATSI considered factors weighing against the spin-off including the increased difficulty in managing and governing separate entities, the likelihood that the distribution would cost $500,000 or more to complete, and the possibility that the distribution might create a tax liability to the ATSI shareholders without simultaneously creating a liquid market in which the shareholders could sell the stock to pay the tax. The Board determined that the spin-off was in the best interest of both companies. The material reasons for this decision are the following:

     . Our business is very different from that of our parent company, ATSI. ATSI is a telecommunications company, focusing on the market for wholesale and retail services between the United States and Latin American and within Latin America. We are a software development company that develops, markets and distributes web-based software. We believe that the partial separation resulting from the distribution will help the financial community focus separately on our business, which will in turn make a public offering or offer financing more likely to succeed.

     . ATSI shareholders will acquire a direct interest in GlobalSCAPE before it begins its next phase of growth. This will enable the shareholders to receive the direct benefits of ownership such as capital appreciation should GlobalSCAPE be successful in executing its growth strategies.

     . The partial separation from ATSI will provide us with greater managerial, operational and financial independence to respond to changing conditions in our very different business environment and help us attract directors and executive management that is focused solely on our business.

Manner of Effecting the Distribution

     Each ATSI shareholder as of the record date of July 14, 2000 will receive one share of GlobalSCAPE common stock for each twenty shares of ATSI common stock held by the ATSI shareholder on the record date, rounded up to the nearest whole number of GlobalSCAPE shares. No fractional shares will be issued.

     As an example, if you hold 100 shares of ATSI common stock on the record date, you will receive 5 shares of GlobalSCAPE common stock in the distribution. If you hold 115 shares of ATSI stock, you will receive 6 shares of GlobalSCAPE common stock.

Any shareholders holding less than 20 shares will receive one share of GlobalSCAPE common stock. The shares of our common stock will not be entitled to preemptive rights. See "Description of Capital Stock".

     ATSI will distribute approximately 4 million shares of our common stock, which constitutes approximately 30% of the total shares of our common stock outstanding immediately after the distribution. ATSI will retain the remaining approximately 70% of the outstanding shares of our common stock.

          Our common stock will be distributed as follows:

     . Approximately 3.35 million shares to holders of ATSI common stock as of the record date,

     . Approximately 240,000 shares to holders of certain ATSI preferred stock and warrants, the terms of which require the holders to be treated as if those securities had been exercised or converted on the record date for the distribution, and

     . Approximately 400,000 shares to holders of the common stock of Genesis Communications International, Inc. pursuant to the terms of the merger agreement between ATSI and Genesis. The merger agreement provides that the Genesis stockholders are to exchange their shares of Genesis common stock for shares of ATSI common stock upon the closing of the merger. ATSI is required to include the Genesis shareholders in this distribution as if the merger had closed on the record date, although the Genesis stockholders will not receive their shares of GlobalSCAPE common stock until the merger is actually closed. We do not know the exact number of shares of our common stock that will be issued to the Genesis stockholders since the terms of the merger agreement provide that the number of shares of ATSI common stock to be received by the Genesis stockholders will vary between certain parameters depending on the market price for ATSI common stock as of the date of closing of the merger. For the purposes of calculating the 400,000 shares we have assumed that the highest possible number of ATSI shares will be issued to the Genesis shareholders.

     . ChaseMellon Shareholder Services, our distribution and transfer agent, will mail to you a stock certificate for your GlobalSCAPE shares.

     You do not need to do anything to participate in this distribution. Do not send in your ATSI certificate. Your ATSI certificate will continue to represent your ownership of ATSI.

     The distribution agent is ChaseMellon Shareholder Services, Overpark Centre, 85 Challenger Road, Ridgefield, NJ 07660.

Results of the Spin-off

     Following this partial spin-off, we will be a company registered under
Section 12 of the Securities Exchange Act of 1934 with ATSI retaining a majority of the outstanding shares and we will continue to operate our software development and distribution businesses. The number and identity of the holders of our remaining common stock immediately after the spin-off likely will be substantially the same as the number and identity of the holders of ATSI common stock on the record date. Immediately after the spin-off, we expect to have approximately 14,200 holders of our common stock and 12,920,000 million shares of our common stock outstanding.

     The spin-off will not affect the number of outstanding shares of ATSI common stock or any rights of ATSI stockholders.

Transfer Restrictions

     Except in limited circumstances, you may not transfer your GlobalSCAPE common stock until 180 days following the completion of a public offering and the listing of GlobalSCAPE common stock on a national securities exchange or the quotation of the common stock on the automatic quotation system of a national securities association. See "Description of Capital Stock - Transfer Restrictions."

Listing and Trading of GlobalSCAPE Stock

     We have reserved the symbol "CUTE" with the NASDAQ; however, we may not list the GlobalSCAPE stock on any exchange or automatic quotation system for some time, if at all. Additionally, no underwriter or broker has committed to providing any market support for the selling of shares. See "Risk Factors - Risks Related to This Distribution - You May Be Unable to Sell Your Stock."

Material Federal Income Tax Consequences of the Distribution.

     The following is a summary of the material United States federal income tax consequences relating to the distribution. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and IRS, all as they exist as of the date of this document.

     This discussion is not based on an opinion of tax counsel.

     Tax matters are complicated, and the tax consequences of the distribution to you may depend on the facts of your own situation. We urge you to consult your own tax advisors for a full understanding of the tax consequences to you of the distribution, particularly if you are subject to special treatment under the United States federal income tax laws, such as if you are a tax-exempt entity, non-resident alien individual, foreign entity, foreign trust or estate or beneficiary thereof, person who acquired such stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance company or dealer in securities, or if you do not hold your ATSI common stock as a capital asset. This summary does not address state local or foreign tax consequences.

     The distribution does not qualify as a "tax-free distribution" to the stockholders of ATSI under Section 355(a) of the Code. We believe that the distribution is a return of capital under Section 301 of the Code, taxable only if the value of the GlobalSCAPE shares distributed to you exceeds your aggregate basis in your ATSI shares at the time of the distribution. However, the IRS might view the distribution as a dividend under Section 301 of the Code, meaning that the value of the distributed shares would be includable in your gross income. There is no market where you can easily liquidate your GlobalSCAPE shares to any tax liability that may result from the distribution.

     When a corporation distributes property, Section 301 requires the stockholder to include the fair market value of the distribution in gross income to the extent that it constitutes a dividend. The term dividend, a precisely defined word, generally means any distribution of property that is out of the corporation's earnings and profits. Therefore, if ATSI has earnings and profits at the time of the distribution, the distributions will be treated as a taxable dividend.

     ATSI does not have earnings and profits as of April 30, 2000, and does not expect to have earnings and profits at the time of the distribution.

     However, if on the date of distribution, the value of the GlobalSCAPE stock distributed exceeds ATSI's basis in that stock, then the difference between the value of the shares and ATSI's basis would be earnings and profits to ATSI.
ATSI does not believe that the value of the shares of GlobalSCAPE distributed exceeds its basis in those shares. However, there is no readily ascertainable value for the GlobalSCAPE stock, and the IRS might take a different view. This in turn could cause the IRS to view the distribution as taxable dividend to the ATSI stockholders to the extent of their pro rata share of any positive earnings and profits.

     Amounts that are not considered dividends because of inadequate earnings and profits are nontaxable returns of capital to the extent of the stockholder's basis in their shares. The nondividend portion of the distribution is applied to and reduces the basis of the stockholders investment in their ATSI stock. Should the return of capital distribution exceed the ATSI stockholders' basis, the excess is treated as gain from the sale of the stock, normally capital gain if the stock is a capital asset.

     The aggregate basis of the ATSI stock and GlobalSCAPE stock after the distribution will equal the aggregate basis of ATSI stock held immediately before the distribution, allocated between the ATSI stock and the GlobalSCAPE stock in proportion to the relative fair market value of each on the date of distribution. There is not a readily ascertainable fair market value for the distributed GlobalSCAPE shares.

     Neither ATSI nor GlobalSCAPE has received a ruling from the Internal Revenue Service that the distribution of the stock of GlobalSCAPE to the ATSI stockholders will qualify as a non-taxable distribution of the stock of GlobalSCAPE to the ATSI stockholders will qualify as a non-taxable distribution to the ATSI stockholders under Internal Revenue Code Section 301, nor will a ruling be requested. Neither the factual representations made by GlobalSCAPE and ATSI, nor the analysis used in determining earnings and profits at the time of the stock distribution is binding on the Internal Revenue Service or any court.

                                DIVIDEND POLICY

     We have neither declared nor paid any cash dividends on our common stock. Any future determination as to the payment of dividends will be at the discretion of our board of directors.

                             ACCOUNTING TREATMENT

     Our historical financial statements present our financial position, results of operations and cash flows as if we were a separate entity for all periods presented. ATSI's historical basis in our assets and liabilities has been carried over and, in accordance with generally accepted accounting principles, allocations of certain ATSI costs have been made.

                       SALES OF UNREGISTERED SECURITIES

     We have not made any sales of unregistered securities; however, we have granted stock options to a few of our key employees or officers as described in the section of this information statement entitled "Management." The granting of such options was exempt from the securities registration rules because the grants did not involve any public offering and were made to residents of a single state, Texas.

                                CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2000:

Cash and cash equivalents                                                              $  589,852
                                                                                 ================
Debt:
  Notes payable and capital lease obligations................................             270,274
                                                                                 ================
Shareholders' equity:/(1)/
  Common stock, par value $0.001 per share; 40,000,000 shares authorized;
   12,920,000 shares issued and outstanding, as adjusted.....................              12,920
  Additional paid-in capital.................................................              49,112
  Accumulated Earnings.......................................................           1,226,766
                                                                                 ----------------
  Shareholders' equity.......................................................           1,288,798
                                                                                 ================
  Total capitalization.......................................................          $2,148,924
                                                                                 ================

_______________

(1) All per share amounts have been adjusted to reflect the 7.6 for 1 stock split effected in May 2000.

                            SELECTED FINANCIAL DATA

     The following selected historical financial data for each of the years in the four-year period ended December 31, 1999 and as of December 31, 1998 and 1999 has been derived from our financial statements, which have been audited by Ernst & Young, LLP our independent auditors, and are included elsewhere in this information statement. The selected financial data for the year ended December 31, 1996 and the quarters ended March 31, 1999 and 2000 have been derived from our unaudited financial statements, which include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for that period and at that date. The information set forth below should be read along with the financial statements and related notes included elsewhere in this information statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         Year Ended                                        Quarter Ended
                                                        December 31,                                         March 31,

                                            1996          1997            1998            1999          1999           2000
Statements of Operations Data:

Revenues:

     Software product revenues..........  $ 216,376      $870,539      $2,073,687      $2,922,141      $681,130     $1,315,999

     Advertising revenues...............          -             -               -         328,895             -        134,015
                                          ------------------------------------------------------------------------------------
     Total revenues.....................    216,376       870,539       2,073,687       3,251,036       681,130      1,450,014

Operating expenses:

   Cost of revenues (exclusive of
    depreciation and amortization
    shown separately below).............     92,758       219,623         396,570         105,026        27,920         34,800

     Selling, general and
      administrative....................    333,450       448,457       1,228,644       1,625,004       382,329        514,317

     Research and development...........          -             -          42,164         139,953        25,225        123,271

     Depreciation and amortization......      2,505         4,876          91,262         253,896        62,433         89,141
                                          ------------------------------------------------------------------------------------
     Total operating expenses...........    428,713       672,956       1,758,640       2,123,879       497,907        761,529
                                          ------------------------------------------------------------------------------------
Income (loss) from operations...........   (212,337)      197,583         315,047       1,127,157       183,223        688,485

Interest expense, net...................          -             -          (2,345)        (56,847)      (22,235)        (7,646)

Other income (expense), net.............       (404)            -               -               -             -              -

Gain (loss) on sale of assets...........          -             -               -               -             -           (567)
                                          ------------------------------------------------------------------------------------
 Net income (loss) before provision
  for income taxes......................   (212,741)      197,583         312,702       1,070,310       160,988        680,272

                                                       Year Ended                                         Quarter Ended
                                                      December 31,                                           March 31,
                                            1996           1997            1998           1999           1999           2000
Income tax provision:
  Current
     Federal income taxes.............            -        65,242         108,377         372,532        56,059        222,091
     State income taxes...............            -         9,042          15,020          51,629         7,769         30,779
  Deferred
     Federal income taxes.............            -        (1,004)         (6,463)        (24,353)       (3,665)       (15,038)
     State income taxes...............            -          (139)           (896)         (3,375)         (508)        (2,084)
                                       ---------------------------------------------------------------------------------------
Total income tax provision (benefit)..            -        73,141         116,038         396,433        59,655        235,748
                                       ---------------------------------------------------------------------------------------
Net income............................ $   (212,741)     $124,442      $  196,664      $  673,877      $101,333     $  444,524
                                       =======================================================================================
  Net income per common share.........       ($0.02)     $   0.01      $     0.02      $     0.05      $   0.01     $     0.03
  Net income per common share
   (assuming dilution)................       ($0.02)     $   0.01      $     0.01      $     0.05      $   0.01     $     0.03

                                                               December 31,                                         March 31,
                                                1996           1997            1998           1999            1999           2000
                                        ------------------------------------------------------------------------------------------
Balance Sheet Data(1):
Cash and cash equivalents.............    $    2,378      $ 192,064      $   65,480     $   16,361      $   53,198     $  589,852
Working capital (deficit).............        21,197        167,300        (798,833)      (160,171)       (649,164)         7,413
Total assets..........................        59,902        280,180       1,163,648      1,471,299       1,171,890      2,286,144
Total debt including current portion..             -              -         919,065        296,806         839,711        270,274
Shareholders' equity (deficit)........     ($212,741)      ($26,268)     $  170,397     $  844,274      $  271,731     $1,288,798

__________
(1) All per share amounts have been adjusted to reflect the 7.6 for 1 stock split effected in May 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to future events or our future financial performance which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under "Risk Factors" and "Business."

Overview

     GlobalSCAPE develops, markets and distributes Internet- based software products in a variety of categories including file management, file searching and sharing and web application development tools to business and consumer markets. We were incorporated in April 1996 and are a wholly owned subsidiary of ATSI. In 1996, we entered into an exclusive, royalty based, distribution agreement with Alex Kunadze, the author of CuteFTP. This agreement was terminated effective October 1998 when we purchased CuteFTP.

     We derive our revenue primarily through sales of software via the Internet. A small percentage of our products are sold through traditional retail channels. Revenues from the sale of software products are recognized upon shipment or electronic delivery and we bear full credit risk with respect to all sales. The installation process is simple and requires little or no support. Our software has a feature, known as an installation wizard, which guides the user through the process. To date, more than 97% of our revenues have been generated from one product, CuteFTP. This reliance on one product makes our business risky.
It is our strategy to grow our revenues by introducing new products to the market but we have not proven our ability to do so. Our products are available for free trial periods and can be downloaded from our website as well as many shareware sites. All products with the exception of CuteMX have some or all functionality disabled after the trial period to encourage the user to pay the license fee. For example, in the case of CuteFTP if the consumer chooses not to pay, the program limits functionality and continues to display advertising banners when used. If the consumer pays for the product, full functionality is restored and the consumer can choose to turn the ad banners off. For the periods 1996 through 1998 we had more than 3 million request for downloads from our servers. During the same period we sold 107,616 registered copies of our software, 3.4% of these download requests. Requests for downloads grew to almost 7 million in 1999. We sold 121,649 licenses of our software in 1999 or 1.74% of these download requests. In the first quarter of 2000 we had more than 3 million requests for downloads from our servers and sold 52,927 licenses (including a large site license) or 1.75% of the requests. The relationship between the number of requests for downloads from our internal servers and the number of licenses sold in a given period is inexact and the ratio may decline in future periods.

     In addition to software sales, we began generating revenues through advertising from within our software products in 1999. We also began sponsoring complementary products and services from within our products and receive payment from the sponsored company when a product or service is downloaded from our web site or accepted through our product. Approximately 10% of our revenues were attributable to advertising in 1999 and approximately 9% for the quarter ended March 31, 2000. It is our expectation that advertising will grow as a percentage of total sales in future periods. We have agreements with third parties who sell the advertising space generated in our products and facilitate the display of the banners. These third parties sell on a best efforts basis and retain a portion of the gross sales as their fee. Neither party makes guarantees regarding the number of displays or the response rates generated from those displays. We recognize only the net proceeds remitted to us as revenue and consider it earned in the period in which the ads are displayed. In 1999, we earned an average of $2.21 per 1,000 banners displayed (CPM). This number fell to $1.09 for the first quarter of 2000. This decline was offset by very strong growth in the number of ads displayed. For all of 1999, approximately 138 million ads were displayed while more than 112 million were displayed in the first quarter of 2000. Some of this decline in CPM, we believe, is due to the seasonality of advertising. However, some of the decline may be attributable to increases in supply as more businesses establish web sites and make space on web sites available to advertisers. This increase in supply may keep prices depressed in future periods. Our strategy is to reduce our reliance on intermediaries to increase the amounts earned per display. However, we have not yet begun this process and cannot predict our success in this endeavor. In addition, the acceptance by our consumers of advertising is difficult to predict. Because our advertisers direct these ads based on demographic and other data collected from the consumer during the installation and use of the products, right to privacy concerns may be raised which could lead to decreased use of our products. Sponsored products accounted for less than 1% of total revenues in all periods.

     Our strategy relies on our ability to bring new products to market and generate revenues from both the sale of licenses and from advertising. As stated previously, most of our revenues are generated from one product, CuteFTP. In addition, the market for advertising is new and unpredictable. We could fail in our attempt to eliminate intermediaries, and we could suffer a decline in rates due to increased supply or a reduction in volume due to reduced acceptance of advertising from within software products.

     In 1999, approximately 24% of our total revenues were earned outside the United States. In the three month period ended March 31, 2000 this number was 30%. Foreign sales in both periods were concentrated in Western Europe, Canada and Australia. No other country or region accounted for more than 1% of total sales. All receipts are in U.S. currency.

     As of August, 2000, we had 9 internal software developers and 11 Russian developers working for us as independent contractors. Our internal developers are responsible for software design, managing the development process, testing and quality assurance, and we rely on the Russians for a large portion of the coding burden. This, we believe, is a cost effective and time efficient method of product development, but this strategy exposes us to some risk. If access to the Russian developers ceases or becomes difficult, it would increase the time and cost of bringing products to market.

     There is considerable legal controversy surrounding media file sharing programs such as CuteMX, as illustrated by the lawsuit coordinatd by the Recording Industry Association of America against the distributor of an MP3 file sharing program, Napster, Inc. The RIAA believes that Napster is violating various laws by distributing a product which has allowed the widespread exchange of copyrighted music files. We have developed CuteMX as a mainstream application that discourages improper transfers of copyrighted materials. For example, CuteMX allows end users to transfer all file types, rather than just MP3's, it allows end users to flag MP3 files as copyrighted, in which case they are not transferable across the CuteMX network, and displays end user Internet protocol, or IP, addresses to encourage personal responsibility. The program respects security features embedded in transferred files, such as features which allow files to be played only on the computer on which they were created or which lay the foundation for copyright owners to obtain payment for access to their intellectual property, such as requiring an e-mail address, demographic information or a subscription to a monthly service. Additionally cutemx.com offers a variety of content authorized for distribution by independent and mainstream artists, who are able to earn revenue from the distribution of their songs through advertisements placed within music files.

     On July 27, 2000 we restricted access to CuteMX in light of development in this legal controversy. We are currently evaluating alternatives for the continued development and distribution of CuteMX pending the outcome of this controversy. CuteMX had not generated any significant revenues prior to the time that we decided to restrict access, so this decision will not affect our results of operations.

Results of Operations

     The following table sets forth statement of operations data for the periods indicated:

                                                       Year ended December 31,                    Quarter ended
                                                                                                    March 31,
                                                   1997          1998           1999           1999            2000
                                                 --------     ----------     ----------      --------       ----------
                                                                                                  (Unaudited)
Revenues:

     Software product revenues............       $870,539     $2,073,687     $2,922,141      $681,130       $1,315,999
     Advertising revenues.................              -              -        328,895             -          134,015
                                             -------------------------------------------------------------------------
  Total revenues..........................        870,539      2,073,687      3,251,036       681,130        1,450,014
Operating expenses:

  Cost of revenues (exclusive of
   depreciation and amortization shown
   separately below)......................        219,623        396,570        105,026        27,920           34,800
  Selling, general and administrative
   expenses...............................        448,457      1,228,644      1,625,004       382,329          514,317
     Research and development expenses....              -         42,164        139,953        25,225          123,271
     Depreciation and amortization........          4,876         91,262        253,896        62,433           89,141
                                             -------------------------------------------------------------------------

                                                       Year ended December 31,                    Quarter ended
                                                                                                      March 31,
                                                     1997           1998           1999          1999             2000
                                                 --------     ----------     ----------     ---------        ---------
                                                                                                  (Unaudited)
Total operating expenses..................        672,956      1,758,640      2,123,879       497,907          761,529
                                             -------------------------------------------------------------------------
Income from operations....................        197,583        315,047      1,127,157       183,223          688,485

Other income (expense):
   Interest expenses, net.................              -         (2,345)       (56,847)      (22,235)          (7,646)
   Gain (loss) on sale of assets..........              -              -              -             -             (567)
                                             -------------------------------------------------------------------------
   Total other income (expense)...........              -         (2,345)       (56,847)      (22,235)          (8,213)
                                             -------------------------------------------------------------------------

Income (loss) before provision for income
 tax......................................        197,583        312,702      1,070,310       160,988          680,272

Provision for income tax: (1)
   Current
     Federal income taxes.................         65,242        108,377        372,532        56,059          222,091
     State income taxes...................          9,042         15,020         51,629         7,769           30,779
  Deferred
     Federal income taxes.................         (1,004)        (6,463)       (24,353)       (3,665)         (15,038)
     State income taxes...................           (139)          (896)        (3,375)         (508)          (2,084)
                                             -------------------------------------------------------------------------
Total income tax provision (benefit)......         73,141        116,038        396,433        59,655          235,748

Net income (loss).........................       $124,442     $  196,664     $  673,877      $101,333       $  444,524
                                             =========================================================================

___________

(1) ATSI filed a consolidated return for income taxes, which included the taxable income of GlobalSCAPE. Therefore, we have not paid income taxes in any reported period. However, we generated positive net income in each period from 1997 through 1999 and have made a provision for income taxes.


Three Months ended March 31, 1999 and 2000

     Sales. We derive our revenue primarily from software sales and from advertising from within our software products. We recognize revenue from the sale of software products upon delivery through electronic distribution or shipment of the physical product to the end-user. For advertising sales, revenue is recognized as services are performed. Sales are comprised of the gross selling price of software, including shipping charges and the net proceeds received from advertisers. We contract with third parties for the delivery and sale of advertising. Only the net amount earned is recognized as revenue. For the three months ended March 31, 1999 and 2000, total revenues increased 113% from $681,130 to $1,450,014. Sales of licenses during these periods increased from $681,130 to $1,315,999 in 1999 and 2000 respectively, a 93% increase. Unit sales of our software products increased 128% from 23,245 to 52,927. The average selling price decreased period to period due to greater sales of multi-seat licenses. We did not recognize advertising revenues in the first quarter of 1999. Advertising revenue in the first quarter of 2000 was $134,015 and accounted for approximately 9% of total revenues in the period. We displayed more than 112 million banners which accounted for the majority of advertising revenues. In addition, we generated more than thirteen thousand responses for sponsored products which are reported as part of the advertising revenues.

     Cost of Sales. Cost of sales consists primarily of production, packaging and shipping costs for boxed copies of software products as well as a portion of our bandwidth costs. Cost of sales increased 25% between periods primarily due to increased unit sales of our software licenses.

     Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel and related expenses, rents, advertising and promotional expenses, bad debt expense and credit card transaction fees. Selling, general and administrative expenses increased from $382,329 in the three months ended March 31, 1999 to $514,317 in the same period in 2000, a 35% increase. As a percentage of total sales, selling, general and administrative expenses decreased from 56% to 35% during these periods. Expenses increased primarily as a result of increased personnel costs including salaries, payroll taxes, insurance and recruiting fees. The number of persons we employ increased from approximately 16 on March 31, 1999 to 28 on March 31, 2000. We moved into a larger facility in March of 2000, resulting in greater rent and utility expense. Professional fees for accounting and legal services increased as we prepared ourselves for a distribution of our shares to shareholders of our parent company, ATSI. Credit card processing fees declined between periods as we reduced our reliance on third-party processors. We expect selling, general and administrative expenses to increase in absolute dollars in the future, particularly as we continue to build infrastructure to support growth and incur additional costs associated with having a broader shareholder base.

     Research and Development. Research and development expenses increased 389% between periods, from $25,225 to $123,271. The increase is due to the rapid expansion of our internal research and development staff as well as increased expenditures on external development resources.

     Depreciation and Amortization. Depreciation and amortization expense consists of depreciation expense related to our fixed assets, the amortization of goodwill associated with our purchase of the assets of QMC in 1998 and amortization of the trademark associated with our purchase of the source code of CuteFTP. Depreciation and amortization expense increased from $62,433 in the three months ended March 31, 1999 to $89,141 in the same period 2000, an increase of 43%. This increase was due primarily to the addition of computers and computer related equipment.

     Interest Expense. Interest expense consists primarily of interest expense related to the purchase of CuteFTP and interest expense related to our various capital leases and working capital borrowings. Interest expense declined from $22,235 to $7,646 between periods, a decline of 66%. The decline is due primarily to a reduction in the interest expense recognized as part of the purchase of CuteFTP. Our debt related to this purchase was satisfied in January 2000. Other interest expense recognized during the periods is related to capital leases and working capital borrowings.

     Loss on Sale of Assets. During the first quarter of 2000, we disposed of furniture and other assets that resulted in a loss of $567. No losses on the disposition of assets were incurred in the same period 1999.

     Income Taxes. ATSI files a consolidated income tax return for it and its affiliates, including GlobalSCAPE. Since ATSI has had and continues to have net operating losses on a consolidated basis, no income taxes have been due in any reported period. We, however, generated positive net income in each period from 1997 through March 31, 2000, with the exception of the third quarter of 1998, and have made a provision for income taxes. Our financial statements reflect the costs had we paid income taxes. Current federal income taxes for the three months ended March 31, 1999 would have been $56,059, whereas for the same period 2000 they would have been $222,091, a 296% increase. Current Delaware state income taxes would have increased from $7,769 to $30,779 over the same periods. Our deferred tax expenses for the three months ended March 31, 1999 for federal and state taxes were $3,665 and $508, respectively, whereas for 2000 those expenses were $15,038 and $2,084 respectively.

     Net Income. Net income increased 339% between periods from $101,333 in the three month period ended March 31, 1999 to $444,524 in the same period 2000.
The increase was a result of revenue growth and a decrease in operating expenses as a percentage of sales.

Years Ended December 31, 1998 and 1999

     Sales. We derive our revenue primarily from software sales and from advertising from within our software products. We recognize revenue from the sale of software products upon delivery through electronic distribution or shipment of the physical product to the end-user. For advertising sales, revenue is recognized as services are performed. Sales are comprised of the gross selling price of software, including shipping charges and the net proceeds received from advertisers. We contract with third parties for the delivery and sales of advertising. Only the net amount earned is recognized as revenue. Sales of licenses increased from $2,073,687 in 1998 to $2,922,141 in 1999, a 41%
increase. Unit sales of our software products increased from 68,216 in 1998 to 121,649 in 1999. The average selling price decreased year to year due to greater sales of multi-seat licenses. We recognized advertising revenues for the first time in 1999. Advertising revenue in 1999 was $328,895 and accounted for approximately 10% of total revenues. We displayed more than 138 million banners which accounted for the majority of advertising revenues. In addition, we generated more than twenty-six thousand responses for sponsored products which are reported as part of the advertising revenues.

     Cost of Sales. Cost of sales consists primarily of royalties and production, packaging and shipping costs for boxed copies of software products. We purchased

CuteFTP from its author, Alex Kunadze, in October of 1998. Prior to this purchase we distributed the product under an exclusive royalty based distribution agreement. Royalties were recognized as costs of sale. The reduction in cost of sales from $396,570 in 1998 to $105,026 in 1999 reflects the purchase, which eliminated any further royalty payments.

     Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel and related expenses, rents, advertising and promotional expenses, bad debt expense and credit card transaction fees. Selling, general and administrative expenses increased from $1,228,644 in 1998 to $1,625,004 in 1999, a 32% increase. As a percentage of total sales, selling, general and administrative expenses decreased from 59% in 1998 to 50% in 1999. Expenses increased primarily as a result of increased personnel costs including salaries, payroll taxes and recruiting fees. We had 14 employees at the end of 1998 and 23 at the end of 1999. In addition, advertising expenses increased due to new product launches. We introduced saleable versions of CuteHTML and CuteMAP as well as beta versions of CuteZIP in 1999. Billing fees increased as well due to increased sales via credit card transactions.

     Research and Development. In 1999, we began outsourcing some research and development expenses. We capitalized some of these costs. Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management concerning certain external factors including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies. Research and development expenses were $42,164 in 1998 and $139,953 in 1999, a 232% increase. We began incurring research and development costs shortly after the decision was made to purchase CuteFTP. Prior to the purchase, all development costs were the responsibility of the author. In 1999, we expended resources on CuteFTP, CuteHTML, CuteMAP, CuteZIP and CuteMX as well as other products.

     Depreciation and Amortization. Depreciation and amortization expense consists of depreciation expense related to GlobalSCAPE's fixed assets, the amortization of goodwill associated with our purchase of the assets of QMC in 1998 and amortization of the trademark associated with our purchase of the source code of CuteFTP. Depreciation and amortization expense increased from $91,262 in 1998 to $253,896 in 1999 due primarily to the increase in fixed assets between years and approximately $180,000 of amortization related to CuteFTP.

     Interest Expense. Interest expense consists primarily of interest expense related to the purchase of CuteFTP and interest expense related to our various capital leases and working capital borrowings. Interest expense grew from $2,345 in 1998 to $56,847 in 1999, a 2,324% increase. Thirty-seven thousand seventy-three dollars of the increase was due solely to the purchase of CuteFTP. The author agreed to accept approximately $190,000 in cash and twelve equal monthly payments of $63,000 for the total purchase price. Although no interest charge was expressed in the purchase agreement, we imputed interest at a rate of 12%.

     Income Taxes. ATSI files a consolidated return for it and its affiliates, including GlobalSCAPE, for income taxes. Since ATSI has had and continues to have net operating losses on a consolidated basis, no income taxes have been due in any reported period. We, however, generated positive net income in each period from 1997 through March 31, 2000 and have made a provision for income taxes. Our financial statements reflect the costs had we paid income taxes. Current federal income taxes for 1998 would have been $108,377, whereas for 1999 they would have been $372,532, a 244% increase. Current Delaware state income taxes would have increased from $15,020 to $51,629 over the same period. Our deferred tax expenses for 1998 for federal and state taxes were $6,463 and $896, respectively, whereas for 1999 those expenses were $24,353 and $3,375 respectively.

     Net Income. Net income increased 243% between periods from $196,664 in 1998 to $673,877 in 1999. The increase was a result of revenue growth and increased gross margins resulting from the purchase of CuteFTP.

Years Ended December 31, 1997 and 1998

     Sales. Our sales increased from $870,539 for the year ended December 31, 1997 to $2,073,687 for the year ended December 31, 1998, a 138% increase, as a result of significant growth in the number of licenses sold for our software products. We sold an estimated 32,000 licenses in 1997 and 68,216 licenses in 1998, a 113% increase.

     Cost of Sales. Cost of sales increased from $219,623 in 1997 to $396,570 in 1998, an increase of 81%, primarily as a result of increased royalty payments due to the increased sales volume.

     Selling, General and Administrative. Selling, general and administrative expenses increased from $448,457 in 1997 to $1,228,644 in 1998, a 174% increase. This increase in expenses resulted from additional personnel and related expenses such as commissions, payroll taxes and insurance. The number of personnel increased from 7 in December 1997 to 14 in December 1998. Contract labor costs increased due to marketing related expenses and the creation of a new order entry system. In 1998, we decided to discontinue sharing offices with ATSI and relocated to new facilities to accommodate growth. This move resulted in increased rent expense. Bad debt expense and billing fees increased due to the increased sales volume. As a percentage of sales, selling, general and administrative expense increased from 52% in the year ended December 31, 1997 to 59% for the year ended December 31, 1998.

     Research and Development. We incurred research and development costs for the first time in 1998 of $42,164. Prior to 1998 all development costs were the responsibility of the author of CuteFTP, Alex Kunadze.

     Depreciation and Amortization. Depreciation and amortization expense increased from $4,876 in 1997 to $91,262 in 1998, a 1,772% increase due to the purchase of CuteFTP, computer equipment and office furniture.

     Interest Expense. Interest expense for 1998 was $2,345 resulting from capital leases we entered into. No interest expense was recognized in 1997.

     Income Taxes. Without consolidation, current federal income taxes for 1997 would have been $65,242, whereas for 1998 they would have been $108,377 a 66% increase. Current Delaware state income taxes would have increased from $9,042 to $15,020 over the same period. Our deferred tax expenses in 1997 for federal and state taxes were $1,004 and $139, respectively, whereas for 1998 those expenses were $6,463 and $896.

     Net Income. Net income increased 58% between periods from $124,442 in 1997 to $196,664 in 1998. The increase was a result of revenue.

Years Ended December 31, 1996 and 1997

     Sales. Our sales increased from $216,376 in 1996 to $870,539 in 1997, a 302% increase. The number of licenses sold increased from an estimated 7,400 in 1996 to an estimated 32,000 in 1997, a 332% increase.

     Cost of Sales. Cost of sales increased from $92,758 in 1996 to $219,623 in 1997, a 137% increase due to increased sales volume.

     Selling, General and Administrative. Selling, general and administrative expenses increased from $333,450 in 1996 to $448,457 in 1997, a 34% increase. The increase in expenses reflects the increase in the number of personnel and related expenses including salaries, commissions, payroll taxes and insurance. Billing fees increased substantially due to both the increase in sales volume and the fact that the third-party contracted to process credit cards was not engaged until the fourth quarter of 1996. In 1997 it was determined that services provided by ATSI should be charged to us. These fees were for such services as legal counsel, accounting systems, payroll processing and management oversight.

     Depreciation and Amortization. Depreciation and amortization expense increased from $2,505 in 1996 to $4,876 in 1997, a 95% increase due to the purchase of general office equipment.

     Income Taxes. No income taxes would have been paid in 1996, whereas in 1997 we would have incurred $65,242 in current federal income taxes and $9,042 in current state income taxes. Deferred tax expense was $1,004 and $139 for federal and state taxes, respectively.

     Net Income. We produced positive net income increased for the first time in 1997 of $124,442 as opposed to a net loss of $212,741 in 1996. This was achieved through increased gross margins and greater efficiency in operating expenses.

Liquidity and Capital Resources

     GlobalSCAPE was incorporated in April 1996 and was funded by ATSI. ATSI invested approximately $62,000 in the operation. We have been profitable since 1997 and have funded our operations solely through operating cash flows, capital leases and traditional lenders.

     On January 28, 1999, we entered into a note payable for $180,000 as evidenced by a Promissory Note with The Frost National Bank as Lender. As of May 5, 2000, the outstanding balance is approximately $100,000. We began making monthly interest payments on February 28, 1999 and will continue to make such payments through December of 2000. The interest rate fluctuates and is calculated on the unpaid principal balance. On January 28, 1999, the interest rate was 8.75% per annum. We are making monthly principal payments as follows:

     . beginning February 28,1999 and for a period of 12 months, we paid twelve consecutive monthly payments of $5,000 each with interest;

     . from February 28, 2000 and for a period of eleven months, we have paid and will pay, eleven consecutive monthly payments of $10,000 each with interest; and

     . on January 31, 2001, the Maturity Date, one final principal and interest payment is due in the amount of $10,075.35.

There are no prepayment penalties so we can pay all or a portion of the loan at any time without owing a penalty amount. If a default occurs under the Note, Lender may accelerate all or a portion of the debt. Both parties have agreed to arbitrate any dispute that arises under the Note in the City of San Antonio, Bexar County.

     In connection with the $180,000.00 note payable described above, we have entered into a Commercial Security Agreement, dated January 28, 1999, with The Frost National Bank as Lender whereby we granted Lender a security interest in all of our accounts and equipment. In the event of a default under the Commercial Security Agreement, Lender may sell the collateral in which they hold a security interest.

     On October 6, 1999, we entered into a note payable for $50,000 as evidenced by a Promissory Note with The Frost National Bank as Lender. As of May 5, 2000, the outstanding balance is approximately $44,000. We began making monthly interest payments on November 6, 1999 and will continue to make such payments through April of 2001. The interest rate fluctuates and is calculated on the unpaid principal balance. On October 6, 1999, the interest rate was 9.25% per annum. We are making monthly principal payments as follows:

     . beginning November 6, 1999 and for a period of 6 months, we paid six consecutive monthly payments of $1,000.00 each with interest;

     . beginning May 6, 2000 and for a period of twelve months, we have paid and will pay, twelve consecutive monthly payments of $3,666.67 each with interest.

Our final payment of $3,666.67 is due on April 6, 2001. There are no prepayment penalties so we can pay all or a portion of the loan at any time without owing a penalty amount. If a default occurs under the Note, Lender may accelerate all or a portion of the debt. Both parties have agreed to arbitrate any dispute that arises under the
Note in the City of San Antonio, Bexar County.

     In connection with the $50,000.00 note payable described above, we have entered into a Commercial Security Agreement, dated October 6, 1999, with The Frost National Bank as Lender whereby we granted Lender a security interest in all of our accounts and equipment. In the event of a default under the Commercial Security Agreement, Lender may sell the collateral in which they hold a security interest.

     On February 1, 2000, we entered into a note payable for $70,000.00 as evidenced by a Promissory Note with The Frost National Bank as Lender. As of May 5, 2000, the outstanding balance is approximately $58,808. We began making monthly principal and interest payments in the amount of $6,141.50 on March 1, 2000 and will continue to make such payments for a period of twelve months, through February 1, 2001. The interest rate is subject to change. On March 1, 2000, the interest rate was 9.50% per annum. There are no prepayment penalties so we can pay all or a portion of the loan at any time without owing a penalty amount. If a default occurs under the Note, Lender may accelerate all or a portion of the debt. Both parties have agreed to arbitrate any dispute that arises under the Note in the City of San Antonio, Bexar County.

     In connection with the $70,000 note payable described above, we have entered into a Commercial Security Agreement, dated February 1, 2000, with The Frost National Bank as Lender whereby we granted Lender a security interest in all of our accounts and equipment. In the event of a default under the Security Agreement, Lender may sell the collateral in which they hold a security interest.

     On August 26, 1999, we, as a subsidiary of ATSI, entered into a Promissory Note along with American TeleSource International, Inc., a Texas corporation, and TeleSpan, Inc., a Texas corporation. The Note is in the amount of $2,000,000.00 payable to NTFC Capital Corporation, or NTFC. Interest is capitalized for the first six months and is calculated at a fixed rate per annum of interest equal to the five year bank swap rate as reported on the first borrowing date on the Dow Jones & Company Telerate screen, plus 495 basis points. All principal amounts borrowed are amortized and repaid quarterly with the first quarterly payment due June 2001. As of May 5, 2000, the outstanding balance including capitalized interest was approximately $2,119,013. The loan is treated as a capital lease obligation of ATSI for accounting purposes.

     In connection with the $2 million note payable described above we have entered into a Loan and Security Agreement along with American TeleSource International, Inc., a Texas corporation, and TeleSpan, Inc., dated July 31, 1999, whereby a security interest was granted to NTFC in the equipment acquired with the loan. GlobalSCAPE does not use any of that equipment in its business and none of our stock or assets are collateral securing the loan.

     The NTFC capital lease obligation requires that ATSI meet certain financial covenants on a quarterly basis beginning October 31, 1999, including minimum revenue levels, gross margin levels, earnings before interest, taxes and depreciation and amortization (EBITDA) results and debt to equity ratios. As of April 30, 2000, ATSI was

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

in default of quarterly financial covenants related to revenues, gross margins and EBITDA. ATSI has received a waiver from NTFC stating that it waived the ATSI's compliance requirements as of April 30, 2000. However, based upon ATSI's results before and after the period ended April 30, 2000, ATSI will most likely be in default of these same covenants at the end of its next fiscal quarter and year end, July 31, 2000. ATSI has incurred losses since inception, had negative cash flows for most of its history, and currently has only limited resources to support its operations. If ATSI is unable to pay this obligation, the lender would likely exercise its rights under the Loan and Security Agreement to sell the equipment and apply the proceeds to its loan balance. If ATSI were unable to pay any loan balance remaining after the sale of the equipment, the lender would have recourse against us for repayment. As a result, assets which otherwise would be used to execute our business strategy may have to be used to satisfy this debt.

     In their report on our financial statements issued May 9, 2000, our independent auditors had expressed substantial doubt about our ability to continue as a going concern. Our independent auditors, however, have since concluded that this concern does not exist, primarily as a result of further analysis of our year 2000 cash flows, the nature of our obligation under the NTFC capital lease obligation, and other factors.

     Net cash provided by operating activities in the three months ended March 31, 1999 and 2000 was $125,180 and $920,142 respectively. Net cash provided by operating activities in these periods were primarily the result of net income offset by inter-company transactions.

     Net cash used in investing activities for the three months ended March 31, 1999 and 2000 was $11,178 and $320,119 respectively. Net cash used in investing activities in each of these periods was related to the purchase of property and equipment. The property and equipment purchased consisted primarily of phone systems and computer hardware and software for our new facility.

     Net cash used in financing activities in the three months ended March 31, 1999 and 2000 was $126,284 and $26,532 respectively. Net cash used in financing activities for the three months ended March 31, 1999 consisted of $180,000 in bank borrowings and $306,284 in principal payments on notes payable. Net cash used in financing activities for the three months ended March 31, 2000 consisted of $70,000 in bank borrowings, $90,969 in principal payments on notes payable and $5,563 in principal payments on capital lease obligations.

     As of March 31, 2000, we had approximately $589,852 in cash and cash equivalents. Our principal commitments consisted of obligations outstanding under capital leases and bank borrowings. As of March 31, 2000, we had material commitments for capital expenditures related to its relocation to the Technology Center on Northwest Parkway in San Antonio, Texas and the related expansion of its facilities of approximately $300,000. We anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We anticipate that we will continue to add computer hardware resources and that we will expend significant resources on product development and the expansion of our

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

management team and development staff. We may also use cash to acquire or license technology, products or businesses related to our current business. We also anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources.

     Net cash provided by operating activities in the years ended December 31, 1996, 1997, 1998 and 1999 was $15,268, $142,273, $30,370 and $808,142,
respectively. Net cash provided by operating activities in these periods were primarily the result of net income (loss) offset by intercompany transactions in 1996, 1997, 1998, and 1999 as well as increases in accounts receivable in 1999.

     Net cash used in investing activities in the years ended December 31, 1996, 1997, 1998 and 1999 was $12,891, $14,619, $149,202 and $185,997, respectively.
Net cash used in investing activities in each of these periods was related to the purchases of property and equipment and trademark acquisition costs. The property and equipment purchased consisted primarily of furniture and computer hardware and software.

     Net cash provided by or used in financing activities in the years ended December 31, 1997, 1998 and 1999 was $62,032, ($7,752), and ($671,264),
respectively. Financial activities had no impact in 1996. The cash provided by financing activities in 1997 was a result of the initial capitalization provided by ATSI. Net cash used in 1998 consisted solely of principal payments on capital lease obligations, while net cash used in 1999 consisted of $230,000 in bank borrowings, $888,566 in principal payments related to the purchase of CuteFTP and the aforementioned borrowings as well as $12,698 in principal payments on capital lease obligations.

     As of December 31, 1999, we had approximately $16,361 of cash and cash equivalents. Our principal commitments consisted of obligations outstanding under capital leases, bank borrowings and the purchase of CuteFTP which was satisfied in January 2000.

     As we have stated, it is our intention to increase expenditures on personnel, sales and marketing, research and development and infrastructure. We have, however, no formal commitments to such expenses other than those disclosed in this document and therefore do not have an identified need for external financing for the next 12 months. We will manage to the current and immediately foreseeable case flows generated internally to grow our business until such time as some external source of capital is identified.

     On a consolidated basis as of July 31, 1999, ATSI had a working capital deficit, had suffered recurring losses from operations since inception, had negative cash flows from operations and had limited capital resources to support further development of its operations. ATSI is likely to require additional financial resources in the near term and could require additional financial resources in the long-term to support its ongoing operations. These conditions raise substantial doubt about ATSI's ability to continue as a going concern.
The financial condition of our parent company may impede or eliminate our ability to execute our plan by impairing our ability to obtain financing. ATSI might be motivated by financial stress to sell its stock of GlobalSCAPE for less than what it might sell for under other circumstances, which may depress the value of the stock in general.

Tax Matters

     After the distribution of the GlobalSCAPE stock, the stock ownership requirements necessary for GlobalSCAPE to be eligible to join in the filing of an ATSI consolidated tax return will not be met. In filing a separate return, GlobalSCAPE's income and deductions will be taxable on a single entity basis.

Recently Issued Accounting Pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. We do not currently nor do we intend in the future to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on our financial position or results of operations.

     In December 1999, the SEC issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, which currently must be adopted by December 31, 2000. SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned and also requires the deferral of incremental direct selling costs. We are currently assessing the impact of SAB 101.

Year 2000 Readiness

     In preparation for the year 2000, we engaged in efforts to ensure that our products and business systems properly recognize date-sensitive information in the year 2000 and beyond. These efforts and their costs are described below. We have not experienced any significant "year 2000 problems" with our products and business systems and do not expect that we will do so in the future.

     State of Readiness. We implemented a year 2000 readiness plan in 1996. We completed an audit and assessed the ability of our hardware and software systems to operate properly in the year 2000 and beyond. We investigated the year 2000 readiness of our software, hardware and other significant vendors by requiring them to complete questionnaires and submit internal year 2000 plans to insure no disruption would occur in our supply chain. To date, we have not encountered any material year 2000 issues or significant disruptions to our operations. We have incurred minimal direct costs in assessing and remediating year 2000 problems most of which was incorporated in general research and development and business operations costs. We do not expect to spend more than $100,000 in the aggregate to complete the process.

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

     Risks. We could be exposed to a loss of revenues and our operating expenses could increase if our products or business systems have year 2000 problems. Our potential areas of exposure include products purchased from third parties, information technology, including computers and software, and non-information technology, including telephone systems and other equipment used internally. The reasonably likely worst case scenario for year 2000 problems would be if a significant defect exists in key hardware or software and if a solution for such a problem were not immediately available.

     Contingency Plan. Although we have not experienced any year 2000-related problems affecting our internal systems, we have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems are not effective. Depending on the systems affected, these plans include:

     .    accelerated replacement of affected equipment or software;

     . short to medium-term use of back-up equipment and software or other redundant systems; and

     . increased work hours for our personnel or the hiring of additional information technology staff.

     The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements.

Inflation

     Increases in inflation generally result in higher interest rates and operating costs. Our largest cost exposure is cost of salaries and general and administrative expenses. To date we believe that inflation has not had a significant impact on our operations.

Research and Development

     Research and development expenses include all direct costs, primarily salaries for personnel and outside consultants, related to the development of new products and significant enhancements to existing products and are expensed as incurred until such time as technological feasibility is achieved.

Quantitative and Qualitative Discussion of Market Risk

     To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe that the interest rate risk and other relevant market risks associated with these financial instruments are immaterial.

     Most of our revenues are realized currently in U.S. dollars, however, up to approximately 25% are from customers who are from outside the United States. All revenues are received in U.S. dollars so direct exchange rate risk is minimized.

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

                                   BUSINESS

     "GlobalSCAPE," "CuteFTP(R)," "CuteHTML(R)," "CuteMAP(R)," "CuteZIP(R)," "CuteMX(TM)," are trademarks of GlobalSCAPE. Other trademarks and tradenames in this information statement are the property of their respective owners.

                                Company Overview

     Our primary business is to develop, market and distribute powerful, yet easy-to-use software products that help make users time spent on the Internet more enjoyable and productive. We currently have approximately 1.1 million unique monthly users of our software. Our flagship "Cute" product line includes:

     . CuteFTP, a leading file transfer protocol program that allows users to quickly and efficiently transfer files between computers;

     . CuteZIP, a program which allows users to compress files, encrypt information, and convert audio files to the popular MP3 and Windows Media Audio, or WMA, formats;

     .    CuteHTML and CuteMAP, web site development tools; and

     . CuteMX, a file-sharing program that allows users to interact directly with each other in real time to search for and share all types of files, including multi-media files, as well as providing chat, instant messaging, a Windows multimedia player, and streaming audio and video capacity.

     We also derive revenues from the sale of advertisements in our software and on our websites.

     All of our software products are available for download on a 30 day free trial basis from our websites, www.globalscape.com, www.cuteftp.com, and www.cutemx.com, and from a variety of independent software sites such as Tucow's and CNet's Download.com. During the trial period, the software shows advertisements. To disable the advertisements, the user must register the product by paying for a license. Copies that are not registered may be partially or totally disabled, and those that continue to function will show advertisements and generate repeated registration reminders. From April 1, 1999 to March 31, 2000, there were approximately 8,814,432 download requests for our products made on our internal servers. During this same period 151,331 copies, or 1.72% of these download requests, were registered and paid for.

                                    History

     GlobalSCAPE was organized as a Delaware corporation in April of 1996 when we acquired the right to distribute CuteFTP from its original author, Alex Kunadze. Our parent company, ATSI, established our company as its wholly-owned subsidiary dedicated to the development, marketing and support of Internet software products and the execution of other strategies unrelated to ATSI's core telecommunications business. In 1998, we purchased CuteFTP from Mr. Kunadze and in 1999 began developing and selling complementary products under the Cute name such as CuteHTML, CuteMAP and

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

CuteZIP. In 1999 we also began incorporating advertisements in our products by contracting with Internet advertising technology companies.

                              Industry Background

     We believe that the growth of the Internet will accelerate business and consumer demand for our products. IDC Research estimates that the online consumer software market will grow from $3.5 billion in 1999 to $32.9 billion by 2003. Based on reports by Nua Internet Surveys we expect to see particularly dramatic growth in e-commerce in Europe, the Asia/Pacific region, and Latin America during the next several years. In addition, we expect high capacity computers and broadband access to the Internet to become more affordable. We believe that all of these factors will contribute to increasing the demand for Internet applications which will enable us to continue to increase sales of our existing products and that we will be able to leverage our brand recognition to develop and sell complementary products.

     We expect our advertising revenues to grow, both as a result of increasing product distribution, and because we expect the market for Internet advertising to grow. According to the Internet Advertising Bureau, online ad revenues surged in 1999, more than doubling, for a year-end total of over $4.6 billion. A report from Forrester Research, Inc. projects spending on online advertising worldwide will reach $33 billion by 2004. We believe that as bandwidth and high performance personal computers become more accessible and affordable, software will become more robust, enabling the inclusion of media-rich features and advertising capabilities.

     These growth rates may not effect our growth rate. Our products represent a subset of these markets and we do not have information available on the growth rates of these subsets.

                               Software Products

     All of our products are Windows(R) based programs. For the first quarter of 2000 approximately 70% of our sales were to users in the United States, with the remaining 30% concentrated mostly in Western Europe and Canada. We offer our major titles in Spanish, French, German, Japanese and Portuguese. For 1999, approximately 90% of our revenues were derived from sales of licenses to use software.

     CuteFTP. CuteFTP is a "file transfer protocol," or FTP, program, which means that it enables users to transfer information such as web pages, software, digital music, graphics, and other files from their computer to and from FTP servers. CuteFTP simplifies file transfer protocol by hiding the technical processes behind a user-friendly, graphical interface, which allows users to "drag `n drop" files between computers. CuteFTP has won several awards, and has been highlighted in leading industry trade journals such as WindowsNT and on web sites such as CNet's Download.com and ZDNET.com, as being the most powerful yet
easy-to-use file transfer protocol program.   Approximately 90% of our revenue
for 1999 was generated by sales of licenses to use this product. CuteFTP was first released in February, 1995 by its original developer, Alex Kunadze, and was first distributed by GlobalSCAPE in April, 1996.

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

     CuteZIP. CuteZIP is a file compression program, meaning that it enables users to compress large data files so that they may be stored or transferred using less capacity. Its main competitors include WinZIP, PKZIP and NetZIP. CuteZIP's main advantage over the competition is that it is the only compression program that employs what is referred to in the Internet industry as "strong 128-bit encryption," which is one of the most secure encryption formats available. It also permits users to convert files into the popular audio formats, MP3 and WMA. Users can compress all file types including music and create self-extracting executable files without juggling multiple applications. CuteZIP was first released in September, 1999.

     CuteHTML. CuteHTML is a text-based hyper text mark up language or HTML editor which is the predominant language used to create Web pages. It includes various features that make the product easy to use such as color coded tags for easy code identification, tag tips for quick access to standard HTML tags, multiple document find and replace, spell check, code for individual browsers, tabbed interface, access to a variety of online services and the ability to edit files on remote servers when used in conjunction with CuteFTP. CuteHTML has received recognition from top shareware sites including ZDNET and TUCOWS. CuteHTML was first released in January, 1999.

     CuteMAP. CuteMAP is a tool designed to help HTML users create clickable images on their web sites. Users select the area of an image that they want "hot," and tell CuteMAP where the spot should point. CuteMAP automatically creates the image map code, which can be saved as HTML or copied to an existing HTML document. The product has been recognized by leading shareware sites including Tucows and 5 Star Shareware, and has been called the "best image mapper" by LockerGnome. CuteMAP was first released in September, 1999.

     CuteMX. CuteMX is a file-searching and sharing program that enables users to interact directly with each other to search for and share files from their home computers. Users provide a list of files they are willing to share to our server, and are able to search for files available from other users. The users then communicate directly with each other to share files over the Internet. CuteMX allows searches in "real time" meaning that only the files of users who are actually logged on and using the program at any given time will appear in other users' search results. This real time aspect of the program solves the frustrating problem inherent in older file search methods, which often provide lists of files that are not available because the provider is not on line at the time of the search. CuteMX enables sharing of all types of files, but the most popular use to date has been media files, especially music in the MP3 format. This product includes a chat feature, has a built-in Microsoft media player and can stream audio and video files. It has been recognized by ZDNET and CNet's Download.com as a "hot file" and one of the most popular programs. CuteMX was first released in September, 1999.

     The technology employed by CuteMX integrates our proprietary patent-pending algorithms and processes to produce search results quickly without using a large amount of capacity.

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

     The related web site, www.cutemx.com, offers access to thousands of songs by independent and mainstream artists who have authorized those song for distribution. Visitors may search for songs based on genre, song name, or band name. Additionally, visitors can learn more about new talent through the featured artist section, or submit original music of their own for distribution. The site also includes music and media-related news articles as well as various artist resources.

     There is considerable legal controversy surrounding media file sharing programs such as CuteMX, as illustrated by the lawsuit brought by numerous recording companies, each members of the Recording Industry Association of America against the distributor of an MP3 file sharing program, Napster, Inc. The RIAA believes that Napster is violating various laws by distributing a product which has allowed the widespread exchange of copyrighted music files.
We have developed CuteMX as a mainstream application that discourages improper transfers of copyrighted materials. For example, CuteMX allows end users to transfer all file types, rather than just MP3's, it allows end users to flag MP3 files as copyrighted, in which case they are not transferable across the CuteMX network, and displays end user Internet protocol or IP, addresses to encourage personal responsibility. The program respects security features embedded in transferred files, such as features which allow files to be played only on the computer on which they were created or which lay the foundation for copyright owners to obtain payment for access to their intellectual property, such as requiring an e-mail address, demographic information or a subscription to a monthly service. Additionally, cutemx.com offers a variety of content authorized for distribution by independent and mainstream artists, who are able to earn revenue from the distribution of their songs through advertisements placed within music files.

     On July 27, 2000 we restricted the availability of CuteMX in light of developments in this legal controversy, and we are currently evaluating various alternatives of the continued development and marketing of the product pending the outcome of this controversy.

                                  Advertising

     We incorporate advertisements in our software and web sites by contracting with third-party Internet advertising technology companies. Our software includes a feature which permits users to receive advertisements via the Internet while they are using the software. The advertising may take multiple forms including sponsorships, ad banners or web commercials that employ streaming audio and video. The form of advertising used is dependent on our products' and the advertisers' capabilities. We now rely on third-party technology to provide us with ad-enabling software that we embed in our program, so that ad banners may be shown while the program is in use. Approximately 9% of our revenues for 1999 were derived from advertising.

     These advertising technology companies collect data from our users as part of the installation of our software, such as areas of interest, gender, education, marital status, job, location, household income, year of birth, primary computer use, people in household, company size and zip code.

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

                                 Sponsorships

     We earn a small portion of our revenue through sponsorships, which means that we promote third-party products and services through our software and on our websites and receive a portion of the sales price in return. For example, we distribute HitBoxTracker, a program which gathers statistics on web site traffic with CuteHTML and receive a fee in return. Less than 1% of our revenues are derived from sponsorships.

                                 Our Strategy

     Our goal is to be the leading provider of powerful, yet easy-to-use software products designed to make users' life on the Internet more productive and enjoyable. Key elements of our strategy to attain this goal are:

     Improving file-sharing technology. We believe there is dramatic trend underway in movement of information away from the central server to the desktop level. Our patent pending file search and sharing technology provides an avenue to capitalize on this trend. We plan to develop additional products that use this technology, including products that we can license to other Internet companies.

     Develop in-house advertising capability. We currently rely on third-party advertising technology companies to deliver advertising technology and advertisers. We plan to license ad server technology so that we can reduce reliance on third-parties and thereby increase the revenues we receive from advertising.

     Expanding our Web site offerings. We intend to further expand the breadth of information available on our web sites to include complementary information, products and services, which we believe will present us with opportunities to capitalize on additional advertising and sponsorship opportunities. We are an emerging portal for media enthusiasts, meaning that in addition to providing our software for download, we provide information on related subjects, including media files, links to other sites containing information, complementary products and services, and forums for discussion.

     We are developing our www.cutemx.com site to present artistic works not only in audio or music form, but also in video, image and textual forms. Our site currently includes links to media and entertainment-related news articles and helpful information for artists who wish to distribute their works via the Internet. We are also expanding the information available on our www.globalscape.com site in a similar way, presenting information for web enthusiasts such as instructions for building web sites and posting images for sale on auction sites.

     Maintain Technological Leadership. We intend to continue to devote substantial resources to the development and acquisition of new and innovative products for the Internet user market. We intend to leverage our understanding of the market to introduce additional innovative products allowing more users to participate in the Internet.

     Distributing Third-party Products. We plan to use the expertise we have developed in marketing and distributing our own products to provide marketing and distribution services to third-party software developers and retailers. We can provide third parties with access to our large customer base and association with our well-known brand name in addition to fundamental services such as billing, technical support and customer service. This will allow third-party developers and retailers to concentrate on software development or their core competencies, while increasing their product exposure.

                              Marketing and Sales

     Our target customers include all users of the Internet, whether they are individual consumers, small businesses or fortune 500 companies. No one customer accounts for any substantial portion of our revenues. GlobalSCAPE's software is marketed primarily via the Internet through shareware sites, content sites, online retailers and service providers. Our products are some of the most popular shareware titles on Internet shareware sites including Yahoo!, CNet's Download.com and ZDNET.com so these sites include periodic reviews of the products and maintain close tabs on new releases, providing us with substantial publicity. CuteFTP has received significant attention from the media including being featured in print publications such as Wired PC Magazine, and PC Magazine. Other online promotional activities include sponsorships, targeted public relations efforts and ad banner placement on strategic sites. More traditional advertising activities such as ad placement in leading industry publications, and participation in select trade shows are paired with limited retail distribution to increase product awareness.

     We are leveraging our success with CuteFTP to add new customers by cross promoting new products and services and merging software applications with existing web sites. We intend to expend significant resources on our marketing and sales staff to facilitate our growth.

                         Our Operations and Technology

     Internet users access the GlobalSCAPE network through the Internet on a T-3 line provided by Digex. Redundant bandwidth is also provided by UUNET through separate entry which is expandable and wired for OS3. To protect critical customer data, GlobalSCAPE's secure server utilizes ICVerify and SSL technology.

     We provide support for our software users via information on our websites such as our searchable knowledge base and "Frequently Asked Questions" section. We also provide live assistance via e-mail, fax and telephone.

     GlobalSCAPE currently has multiple dedicated servers and expansion plans are in place to ensure rapid and cost-effective scalability.

                           Research and Development

     As of August, 2000 we had 9 internal software developers and 11 Russian developers who work for us as independent contractors. Our internal developers are responsible for software design, managing the development process, testing and quality assurance, and we rely on the Russians for a large portion of the coding burden. We use a parallel development process which is referred to in the software industry as the

"cyclical iterative development lifecycle." This method allows us to develop all aspects of a program simultaneously rather than completing one aspect before moving on to another. All phases of development including scope approval, functional and implementation design, object modeling and programming are subject to quality assurance testing. Our reliance on the Russian developers allows us to tap into a highly skilled labor pool, maintain a 24-hour development schedule, decrease time to market, and minimize programming costs.

                                  Competition

     The Internet software market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants.

Competitors

     Companies that have similar marketing strategies and product offerings include Allaire, Digital River, RealNetworks and NetZip which are briefly described below.

     Allaire Corporation. Allaire Corporation develops, markets and supports a wide range of web development tools that allow the production of complex web sites and web applications for electronic commerce, collaborative computing, and business information systems, all without the use of elaborate coding. Allaire's main products include ColdFusion, a web application server that is used to create interactive intranet, extranet and public Internet sites, and HomeSite, an HTML editor used to create and maintain web sites. Their revenues were $55.2 million for 1999.

     Digital River, Inc. Digital River provides outsourcing solutions for web commerce and online marketing to software publishers, online software retailers, music and video publishers, shareware publishers, and other web-ready companies. Services mainly include electronic delivery and web store hosting. Digital River's revenues were $75 million for 1999.

     RealNetworks. RealNetworks provides media delivery on the Internet. It develops and markets software products and services designed to enable users of personal computers and other consumer electronic devices to send and receive audio, video and other multimedia services using the Web. Their products include RealPlayer, RealJukebox, and RealSystem software and their revenues were $43.5 million for 1999. Additionally, RealNetworks acquired NetZip in January 2000. NetZip was also viewed as a competitor in the software development arena. Their products included NetZip Classic and NetZip Download Demon used for downloading files on the Internet. They incorporated advertisements in their products and could target the messages and content to be delivered to users' desktops as they use the product. Their products and market share can now be attributed to RealNetworks.

Specific Product Competition

     Our primary competitors vary by product and are listed below:

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     CuteFTP.  CuteFTP exists in a highly competitive environment with more than one hundred fifty FTP software utilities available on the Internet. It possesses the second largest U.S. market share with WS_FTP from Ipswitch, Inc. as its primary competitor and the current market leader. It also competes with Microsoft's Internet Explorer and Netscape Navigator, both of which incorporate a file transfer protocol functionality. While many FTP products have attempted to mimic CuteFTP's interface, features and functionality, they are not commercially successful likely due to their late arrival to the marketplace, limited features and functionality and lack of support infrastructure.

     CuteHTML. CuteHTML exists in a highly competitive environment with more than seventy text-based HTML editors. Its competition includes Microsoft's Front Page and HomeSite from Allaire, Inc. CuteHTML is a light and powerful editing tool, however it has fewer features than some other graphic-based editors. It does however have the advantage of being able to leverage the success of CuteFTP through product integration and cross-marketing efforts to CuteFTP's existing and loyal customer base.

     CuteMAP. CuteMAP competes against approximately twenty image mapping utilities, which exist in a small market. Primary competitors include MapEdit, Live Image and Splash. CuteMAP has the advantage of being able to leverage the success of CuteHTML through product integration and cross-marketing efforts to an existing customer base.

     CuteZIP. CuteZIP exists in the highly competitive file compression utility market, competing against more than one hundred file compression utilities on Cnet's Download.com alone. Its main competitors include WinZIP, the current market leader, PKZIP and NetZIP. CuteZIP is a relative newcomer to the market and its main advantage over the competition is that it is the only compression utility combining MP3 and Windows Media Audio encoding with extensive file compression formats including ZIP, CAB and TAR/GZ. Users can compress all file types including music and create self-extracting executable files without juggling multiple applications. It also employs powerful "twofish" encryption, one of the most secure encryption formats available.

     CuteMX. CuteMX competes against approximately a dozen file sharing programs on the market, including Napster, the current market leader, Gnutella and Scour, though all but CuteMX and Gnutella are MP3-centric. The CuteMX program has broad applications allowing end users to transfer all file types and is positioned as a mainstream application.

     We have limited information regarding our products' market shares in their respective categories. A study of the second quarter of 1999 that we purchased from Media Metrix included only two file transfer protocol products in its research sample, CuteFTP and WS_FTP from Ipswitch, Inc. Based on this limited analysis, CuteFTP had 30% of the market and WS_FTP had 70%. We do not have any independent data regarding the market share of our other products, but do not believe that any of the products have a significant share of the market.

                             Intellectual Property

     We have one patent pending for CuteMX which seeks to protect our file searching and exchange processes. We protect our intellectual property rights through a combination of trademark, service mark, copyright and trade secrets laws.

     We currently have registered trademarks for CuteFTP, CuteHTML, CuteZIP and CuteMAP. We have also applied for a trademark for CuteMX. Other trademarks and tradenames in this information statement are the property of their respective owners.

     We have a United States copyright registration for CuteHTML Version 1.06 and have filed several other United States copyright applications covering our computer programs including, without limitation, Cute FTP Version 3.5, CuteHTML Version 2.0., CuteMAP Version 1.1 and CuteMX alpha version.

     CuteZIP relies on Thomson Consumer Electronics GmbH's MP3 encoding technology. In January of 2000, GlobalSCAPE entered into a patent licensing agreement with the Thomson to manufacture, sell and distribute the software in GlobalSCAPE's products.

                            Strategic Relationships

     We have strategic relationships with several well known Internet companies. Although these relationships do not generate a material amount of revenue at this time, they are valuable to us because they demonstrate our products' ability to meet the quality standards of industry leaders, and provide promotion opportunity by association with strong brands and the potential for cross marketing to their customer base.

     Microsoft Business Partners Network. The Microsoft Business Partner Network is an information delivery system that improves the communication capabilities between Microsoft and its business partners. Microsoft actively markets CuteFTP through its MSPBN web site and pays a discounted rate for volume copies of CuteFTP distributed free of charge to its members.

     Lycos. We developed a customized version of CuteFTP for use and distribution by LYCOS through the Lycos Network in exchange for a percentage of revenues derived from advertising from within the program.

     WebSideStory. We bundle access to WebSideStory's traffic analysis services, HitBOX Tracker, within its software to complement its own products and generate referral fees from those who register for the service.

     Interland. We promote Interland's web hosting services from within its software to complement its own products and generate a percentage of revenues from those who register for the service.

     MyComputer.com. We provide access to MyComputer.com's online services within its software to complement its own products and generate referral fees from those who register for the service.

     NetMechanic. We participate in NetMechanic's "Partner Program" in which it promotes NetMechanic's web site optimization services in exchange for referral fees.

     EverAd, Inc. We distribute EverAd's Play J technology from our cute.mx.com website, which provides our users access to thousands of songs by mainstream and independent artists.

                                   Employees

     As of June 2000, we had 29 full-time and part-time employees organized within five functional areas. The employee distribution according to function is as follows:

     ------------------------------------------------------
                                                  Number of

     Department                                   Employees
     ------------------------------------------------------
     Management and Administration                7

     Research and Development                     8

     Marketing                                    5

     Management Information Services              3

     Sales and Customer Support                   6
     ------------------------------------------------------

     None of our employees are covered by collective bargaining agreements and we believe our employee relations are good.

                                  Facilities

     Our corporate office is located in a technical park in northwest San Antonio called University Park Tech Center II. Our lease for the 14,700 square feet facility expires in September 2008, but if the owners of the building fail to repair or maintain the building and the building becomes uninhabitable or if a substantial government taking of the property occurs, we can terminate the lease. Additionally, if the building is destroyed or damaged by a fire or other casualty, we may also be able to terminate the lease after providing the necessary notice to the property owner and satisfying the other lease requirements unless the owner is in the process of rebuilding the property. Our annual rent is approximately $190,656; however, this year our rental expense is $127,339. We believe the new facilities will be suitable for our current business needs and that suitable additional space will be available on acceptable terms when needed.

                                  MANAGEMENT

Executive Officers, Significant Employees, and Directors

     The following table sets forth information about our management and directors as of May 9, 2000:

             Name                      Age   Position
             ----                      ---   --------

Arthur L. Smith......................  35    Chairman of the Board, Director

Sandra Poole-Christal................  33    President

H. Douglas Saathoff..................  38    Director, and Treasurer

Raymond G. Romero....................  46    Secretary

Daniel P. McRedmond..................  32    Director of Finance and Accounting

     Arthur L. Smith. Mr. Smith is the founder and current Chairman and CEO of ATSI with over 10 years of specialized experience in the telecommunications industries within Mexico and the United States. Prior to founding ATSI in 1993, Mr. Smith served as the Director of International Sales for GeoComm Partners, Inc., an international company based in Los Angeles, California, providing satellite network services to corporations in the Fortune 500 environment.

     Sandra Poole-Christal. Ms. Christal launched GlobalSCAPE in April 1996 as a subsidiary of ATSI, a company which she co-founded in 1994. She is responsible for leading GlobalSCAPE's strategic vision, securing the acquisition of our flagship product, CuteFTP, and creating strategic alliances with leading distributors, resellers, and corporate and educational institutions, including Microsoft Business Partners Network. From 1993 to 1996, Ms. Poole-Christal served as Director of International Sales and Marketing for ATSI and from 1990 to 1992 she was an account executive for GeoComm Partners, Inc. She holds a B.A. in Communications from Baylor University.

     H. Douglas Saathoff. Mr. Saathoff is the current CFO and Secretary/Treasurer of ATSI. Prior to joining ATSI in 1994, Mr. Saathoff served as Accounting Manager, Controller and Financial Reporting Manager for U.S. Long Distance from 1990 to 1993. Mr. Saathoff also served as Senior Staff Accountant for Arthur Andersen & Co. where he planned, supervised and implemented audits for a variety of clients, including telecommunications companies. Mr. Saathoff holds a B.A. of Business Administration from Texas A&M University and is a Certified Public Accountant.

     Raymond G. Romero. Mr. Romero is the current General Counsel and Secretary at ATSI. Mr. Romero has over fourteen years of telecommunications experience, most of it in the international sector. He served as General Counsel to Ameritech International where he participated in the merger and acquisition activities of Ameritech in Europe and Latin America from 1990 through 1995. Most recently, Mr. Romero was a partner in the telecommunications consulting firm, Competitive Strategies Group, where he directed international business development and business strategies for new competitive local exchange companies and Internet start-ups. Mr. Romero was formerly a Commissioner on the Illinois Commerce Commission, the state regulatory agency for telecommunications. He received his law degree from Northwestern University Law School and his B.A. from Oberlin College.

     Daniel P. McRedmond. Mr. McRedmond is responsible for the management of all accounting, treasury, risk management, budgeting and forecasting activities for GlobalSCAPE. He manages our commercial banking relationships as well as the relationships with other members of the investment banking community. Mr. McRedmond has more than 6 years of experience in the telecommunications industry. Prior to joining GlobalSCAPE in July 1999, he had responsibilities including serving as Treasurer for ATSI from 1998 to July 1999 and serving as Budgeting Director and other management positions for Metrocall, Inc. from 1995 to 1998. He holds a B.B.A. and M.S. from Texas A&M University.

Board of Directors and Committees

Board of Directors

     Our board of directors currently consists of two members and must always have at least one member. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Directors need not be stockholders or residents of the State of Delaware. For a description of the transactions between GlobalSCAPE and a member of the Board of Directors and entities affiliated with any member, see "Certain Relationships and Related Transactions."

Director and Management Search

     GlobalSCAPE has engaged Korn/Ferry, a national search firm, to find a Chief Executive Officer for GlobalSCAPE. We are also searching for other individuals to complete our top management team, as well as new, outside directors which would be required if GlobalSCAPE were to eventually list for trading on a primary exchange. It is difficult to determine how successful these searches will be or whether it will be completed in a timely manner.

Compensation

Director Compensation

     The board of directors has the authority to determine the amount of compensation to be paid to its members for their services as directors and committee members. Currently, however, directors are not compensated with cash payments for attendance at board of directors meetings. In the past, stock options had been granted to the GlobalSCAPE directors in return for their participation.

     Directors may be reimbursed for their expenses incurred in attending board of directors or committee meetings, and no director is precluded from serving GlobalSCAPE in any other capacity and receiving compensation appropriate to the value of such services rendered.

Executive Compensation

     The following table sets forth information with respect to the compensation earned during the years ended December 31, 1997, 1998 and 1999 by our President who was acting in the capacity of chief executive officer. No other officer earned a salary and bonus in excess of $100,000 during the year ended December 31, 1999.

                          Summary Compensation Table

                               Annual Compensation (1)         Long-Term Compensation Awards

                          -----------------------------------------------------------------------------
Name and Principal                                                         Restricted     Securities
------------------                            Annual      Stock            Securities     Underlying
Position                   Year  Salary ($)  Bonus($)   Compensation ($)   Awards ($)     Options (#)
--------                   ----  ----------  --------   ----------------   ----------     -----------
Sandra Poole-Christal,     1999   $87,692     $39,113      $0                 $0           0
President
                           1998   $80,000                  $0                 $0           291,429

                           1997   $67,911                  $0                 $0           0

__________

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

Insider Participation in Compensation Decisions

     Executive compensation decisions are made by our Board of Directors. Doug Saathoff is a member of our Board and also our Secretary and Treasurer. In addition both Mr. Saathoff and Art Smith are executive officers of parent, ATSI and members of our Board. Both were involved in the deliberations regarding executive officer compensation, still, neither are compensated monetarily for their efforts related to GlobalSCAPE.

Option Grants and Exercises in Last Fiscal Year

     No stock options were granted to the Named Executive Officers during the year ended December 31, 1999 and no options have been granted in the year 2000. The following table sets forth information with respect to the option and stock appreciation right (or SARs) exercises and the value of those options and SARs as of December 31, 1999 of our President who was acting in the capacity of chief executive officer.

     Aggregated Option and Stock Appreciation Rights Exercises and Values

                                                            Numbers of Securities Underlying      Value of Unexercised In-the-Money
                                                             Unexercised Options/SARs as of              Options/SARs as of
                          Shares Acquired      Value                December 31, 1999                     December 31, 1999
          Name              on Exercise       Realized      Exercisable       Unexerciseable       Exercisable      Unexerciseable
------------------------------------------------------------------------------------------------------------------------------------
Sandra Poole-Christal,         None            None            None              291,429             None              No readily
  President                                                                                                           ascertainable
                                                                                                                        value(1)

__________

(1) There is no established fair market value for the underlying securities. The underlying securities would be in the money to the extent the fair market value exceeds the exercise price of $0.10 per share.

2000 Stock Option Plan

     Our 2000 Stock Option Plan authorizes the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and options that do not so qualify. The 2000 Plan is administered by the Board of Directors or a board, if appointed. The administrators of the plan have the authority to fix the terms and determine the expiration date and purchase price for any options granted. The aggregate number of shares of common stock for which options may be granted or for which stock grants may be made under the 2000 Plan is 3,660,000. The 2000 Plan will terminate in respect to incentive stock options on December 31, 2009 and on December 31, 2049 with respect to non-qualifying options, unless terminated sooner by the board.

     Each option granted pursuant to the 2000 Plan is exercisable at any time upon or after vesting and expires on the date determined by a committee appointed by the board of directors. In no event will any option expire earlier than one year or later than ten years from the date of grant. In no event will any option granted to a person who, on the date of grant of the option, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of us, expire later than five years from the date of grant. With respect to a participant who is an employee or advisor, each option expires within three months after the date the participant ceases to be an employee or advisor. During that three month period, those options may only be exercised if they were exercisable immediately prior to the time the employment was terminated. If the employee's, advisor's or non-employee director's employment is governed by an employment agreement and is terminated for "cause," the option will automatically expire. The exercise price of each option granted will be determined by the committee, but shall not be less than 100% of the fair market value of the common stock at the time such option is granted. Options are not transferable other than by will or the laws of descent or distribution or to a beneficiary, as defined in the plan, in the event of the participant's death. Options may be exercised during the lifetime of the option holder only by the option holder or the option holder's authorized representative.

     Shares of common stock awarded under restricted stock grants are subject to restrictions prohibiting their sale, assignment, transfer or encumbrance for a period of time specified by the compensation committee and will revert to us if the participant's relationship with us terminates during such period of restriction, unless the compensation committee, by rule or regulation or in any award agreement, provides otherwise.

     As of May 9, 2000 we had no options outstanding under the 2000 Plan. We may, however, grant options to existing or newly hired executives and other employees prior to the effectiveness of this registration statement. Thereafter, we expect that options will continue to be granted to eligible persons as part of our incentive-based compensation program.

1998 Stock Option Plan

     GlobalSCAPE's 1998 Stock Option Plan, as amended (referred to as the 1998
Plan), was adopted by the Board of Directors and GlobalSCAPE's sole shareholder in January 1998. Pursuant to the 1998 Plan, GlobalSCAPE granted incentive options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonstatutory, or nonqualified, stock options to directors and employees of, and advisors and consultants to, GlobalSCAPE, and any GlobalSCAPE parent or subsidiary in existence.

     Subject to the limitations set forth in the 1998 Plan, the Board of Directors had the sole discretion and authority to determine when options will be given, who shall receive options, and how many options shall be granted.

     As of December 31, 1999, GlobalSCAPE had issued options to purchase 384,499 shares of GlobalSCAPE common stock, all exercisable at $0.10 per share, to 9 employees, directors and consultants under the 1998 Plan. No additional options are to be granted under the 1998 Plan.

     Messrs. Arthur L. Smith, Craig Clement and H. Douglas Saathoff were each granted options to purchase 16,190 shares of Common Stock on January 1, 1998, 1,000 shares of Common Stock on April 30, 1999 and 1,000 shares of Common Stock on July 1, 1999. On February 4, 2000, GlobalSCAPE entered into Letter Agreements with each of them whereby:

     .    the two options for 1,000 shares of Common Stock were canceled;

     . each agreed to not exercise his options until an initial public offering of GlobalSCAPE shares had been completed; and

     . each agreed to not claim any right of adjustment in the number of shares underlying his option as a result of GlobalSCAPE's corporate restructure plan.

     If a public offering of our stock is not completed by August 31, 2000, the restrictions on the rights of Mssrs. Smith, Clement and Saathoff to exercise the options and claim adjustment terminate.

     Additionally Ms. Sandra Poole-Christal was granted options to purchase 291,429 shares of Common Stock on January 1, 1998. On February 8, 2000, GlobalSCAPE entered into a Letter Agreement with her whereby;

     . she agreed to not exercise her options until an initial public offering of GlobalSCAPE shares had been completed, and

     . we paid her $5,000 to forego any claim for adjustment in the number of shares underlying her option as a result of any corporate restructure plan.

     Additionally, other employees were granted options to purchase an aggregate of shares of Common Stock. On February 8, 2000, we entered into Letter Agreements with those employees whereby we paid them each $1,000 to cancel their options with the agreement that we would issue the employees 38,500 shares of Common Stock on a pro rata basis when, and if, GlobalSCAPE made an initial public offering its stock. If a public offering of our stock is not completed by August 31, 2000, the options previously held by these employees are restated.

Employment Agreements

     We have entered into an employment agreement with Ms. Sandra Poole-Christal. The agreement with Ms. Poole-Christal expires on January 1, 2001.

     When the agreement expires, it will automatically renew on a year-to-year basis unless either party gives notice of termination at least one-hundred twenty days before the end of the then current term. The employment agreement provides for increases in salary and payment of cash bonuses as determined by the Board of Directors. The bonus is not to exceed 50% of Ms. Poole-Christal's base salary. As of January 1, 2000, Ms. Poole-Christal's base salary was $100,000.

     If we terminate our employment agreement with Ms. Poole-Christal for any reason other than just cause, Ms. Poole-Christal is entitled to continue to receive her base salary until January 1, 2001 or twelve months after her termination, whichever is longer. Furthermore, if Ms. Poole-Christal terminates her employment agreement with us for GlobalSCAPE's failure to pay her salary and incentives; a material diminution in her responsibilities, duties or authority; or a change in control of GlobalSCAPE, she will be entitled to continue to receive her salary, benefits and unpaid incentives until January 1, 2001 or twelve months after her termination, whichever is longer.

     Under Ms. Poole-Christal's employment agreement, she has also been granted options to purchase 291,429 shares of GlobalSCAPE stock at $0.10 per share of which options to purchase 194,286 shares have already vested. The remaining options will vest as of January 1, 2001.

                        OWNERSHIP OF GLOBALSCAPE STOCK

     Prior to the distribution, ATSI owned all the shares of GlobalSCAPE. This table sets forth information regarding the beneficial ownership of our common stock after our restructure and assumes that 4,000,000 shares have been distributed to ATSI shareholders.

     . each person known to us to own beneficially more than five percent of our outstanding common stock;

     .    each of our directors;

     .    each of our executive officers;

     .    all of our directors and executive officers as a group; and

     .    each selling stockholder.

     The calculations of the percentages in the following table are based on 12,920,000 shares of our common stock outstanding prior to the distribution and assumes a distribution of 4,000,000 shares to ATSI's shareholders. The actual percentage ownership will vary depending upon the number of ATSI common shares outstanding on the record date for the distribution. Unless otherwise noted, each of the persons listed below has sole voting power and control with respect to their shares of common stock.

                                                        Pre-Distribution                        Post-Distribution
                                              ----------------------------------     --------------------------------
                                                  Amount and                             Amount and
                                                   Nature of                              Nature of
                                                  Beneficial         Percent of          Beneficial         Percent of
 Name and Address of Beneficial Owner              Ownership            Class             Ownership            Class
ATSI (1)..................................           12,920,000          100.00%             8,920,000           69.00%

Arthur L. Smith, Chairman of the
Board (2).................................              673,818 (3)        5.22%               673,818 (3)        5.22%

Sandra Poole-Christal, President (4)......              313,393 (5)        2.43%               313,393 (5)        2.43%

H. Douglas Saathoff, Secretary and
Treasurer (6).............................              215,158 (7)        1.67%               215,158 (7)        1.67%

All executive officers and directors as a
group (3 persons) (3)(5)(6)...............            1,202,369            9.31%             1,202,369            9.31%

___________
(1) The address for American TeleSource International, Inc. is 6000 Northwest Parkway, Suite 110, San Antonio, Texas 78249.

(2) The address for Arthur L. Smith is 6000 Northwest Parkway, Suite 110, San Antonio, Texas 78249.

(3) Includes 16,190 shares purchasable pursuant to a stock option and 657,628 shares owned by ATSI of which Mr. Smith owns 5.09%.

(4) The address for Sandra Poole-Christal is 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249.

(5) Includes 291,429 shares purchasable pursuant to a stock option and 21,964 shares owned by ATSI of which Ms. Poole-Christal owns .17%.

(6) The address for H. Douglas Saathoff is 6000 Northwest Parkway, Suite 110, San Antonio, TX 78249.

(7) Includes 16,190 shares purchasable pursuant to a stock option and 198,968 shares owned by ATSI of which Mr. Saathoff owns 1.54%.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a Stock Purchase Agreement dated April 3, 2000, ATSI purchased from ATSI-Texas all of the then-issued and outstanding stock of GlobalSCAPE in consideration for the issuance of a Promissory Note dated April 3, 2000, in the amount of $6,000,000, payable to ATSI-Texas.

     ATSI performs various accounting and human resource functions for GlobalSCAPE and periodically incurs legal expenses on our behalf. GlobalSCAPE is charged by ATSI for these services which are reflected in our statement of operations. Expenses in the amount of $93,847, $92,457 and $104,500 were paid to ATSI for the periods ending December 31, 1997, 1998 and 1999, respectively.

     ATSI files a consolidated income tax return for it and its affiliates, including GlobalSCAPE. Since ATSI has had and continues to have net operating losses on a consolidated basis, no income taxes have been due in any reported period. We, however, generated positive net income in each period from 1997 through March 31, 2000, with the exception of the third quarter of 1998, and have made a provision for income taxes. Our financial statements reflect the costs had we paid income taxes.

     The charges for accounting, human resources, legal fees and income taxes discussed above are reflected on the Balance Sheet as "Due to parent" under Current liabilities and are reduced by payments made to ATSI from time to time. No formal agreement for the repayment of these expenses exists between ourselves and ATSI. The "Due to parent" balance increased from $265,253 as of December 31, 1999 to $584,735 as of March 31, 2000 primarily due to the current estimated Federal and State income tax provisions of $222,091 and $30,779 respectively in the three month period ended March 31, 2000.

     We are a party to $2 million debt of ATSI to NTFC Capital Corporation that was made to purchase equipment for use in ATSI's telecommunications equipment. See "Management's Discussion and Analysis -Liquidity and Capital Resources."

     We have entered into an employment agreement with Ms. Sandra Poole-Christal which expires on January 1, 2001. See "Management--Employment Agreements."

     Except as described above, since January 1, 2000, GlobalSCAPE has not been party to any transaction involving more than $60,000 with any director, nominee for director, executive officer, holder of 5% or more of the our Common Stock, or any member of the immediate family of any of the foregoing persons.

                         DESCRIPTION OF CAPITAL STOCK

General

     We are authorized to issue up to 50,000,000 shares of capital stock, consisting of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock of which 12,920,000 shares of common stock and no shares of preferred stock were issued and outstanding as of July 18, 2000. Prior to the distribution all shares of our stock were held by ATSI. An additional 339,999 shares of common stock are issuable upon exercise of outstanding stock options under 1998 Stock Option Plan. In addition, we are authorized to issue up to 3,660,000 shares of common stock under our 2000 Stock Option Plan.

     The following description provides a summary of the material rights and limitations relating to ownership of our capital stock. For a complete legal description of our capital stock, you should refer to our certificate of incorporation and bylaws, copies of which are included as exhibits to the registration statement of which this information statement is a part.

Common Stock

     Our shares of common stock have identical rights and privileges in every respect. Our shareholders do not have the preemptive right to subscribe to any and all issues of our shares and securities. Each holder of common stock is entitled to one vote for each share owned of record on matters submitted to a vote of the shareholders. Holders of common stock are not entitled to cumulative voting rights in the election of directors. If we are liquidated, the holders of common stock are entitled to participate ratably in the assets available for distribution after preferential payments are made to holders of preferred stock.

     Our board of directors has discretion to declare dividends or make other distributions on the outstanding shares of capital stock at any regular or special meeting out of legally available funds.

Preferred Stock

     The board of directors may, without further action of our shareholders, issue shares of preferred stock in one or more series and fix the designations, powers, preferences and relative, participating, optional or other rights of such series and any qualifications, limitations or restrictions. The board of directors may, without further action by our shareholders, issue shares of preferred stock which it has designated. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock. While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by the shareholders and may discourage bids for the common stock at a premium over the market price. The board of directors may, without stockholder approval, provide for the issuance of preferred stock that could have voting, conversion or other rights superior to the rights of holders of common stock. We have no present plans to issue any preferred stock.

Likelihood of Dilution

     There are 339,999 shares of common stock subject to outstanding options. There are no other outstanding warrants or other types of convertible securities nor has GlobalSCAPE agreed to register any shares currently held by other securities holders. Additionally, there are no shares which can be sold pursuant to Rule 144 under Securities

Act. GlobalSCAPE has publicly discussed the possibility of a future public offering, however, these plans have been postponed indefinitely in light of current market conditions.

Transfer Restrictions

     Transfer restrictions have been placed on the stock in a desire to maximize the potential for a successful underwriting in the future. It is common for an underwriter to require that existing stockholders restrict the transfer of their stock for a period of 180 days following an initial public offering. However, there can be no assurances that the restrictions will enhance our ability to consummate a public offering of our stock.

     The transfer of the stock you are receiving is restricted, pursuant to our bylaws, for a period ending 180 days after such time as we complete an initial public offering of our stock and we list and register our stock on a national securities exchange or we cause our shares to be quoted on the automatic quotation system of a national securities association. There can be no assurances such events will occur. Consequently, you may not be able to sell your stock for a long time. Prior to that time, your common stock may not be transferred except for:

     . transfers to GlobalSCAPE (however, GlobalSCAPE does not currently plan to purchase any of its stock);

     .    transfers to existing GlobalSCAPE stockholders;

     .    transfers by gift, bequest or operation of the laws of descent;

     . transfers to another entity pursuant to the merger, consolidation, stock-for-stock exchange or similar transaction involving GlobalSCAPE;

     . transfers by the stockholder to members of his or her immediate family, trusts for the benefit of such immediate family members and partnerships in which such immediate family members are the only partners;

     . transfers by a partnership to its partners, provided that the common stock in the hands of the transferee remains subject to the same restrictions on transfer as they were when held by the transferor;

     .    transfers which would be exempt from the registration requirements of
          Section 5 of the Securities Act by virtue of the exemption provided by
          Section 4(2) of the Securities Act if the transferor were the issuer of common stock, provided that the transferee is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and the common stock in the hands of such transferee remains subject to the same restrictions on transfer as they were when held by the transferor; or

     . other transfers upon the prior written consent of GlobalSCAPE, in its sole discretion.

     If you wish to make a transfer that does not fit in one of the above transfer exceptions, you may make a special request to us by writing to:

          GlobalSCAPE, Inc.
          Stock Transfer Request
          6000 Northwest Parkway, Suite 101
          San Antonio, Texas 78249

     Requests will be evaluated on the basis of special circumstances effecting particular shareholders.

     So long as these restrictions are in effect, each certificate representing shares of common stock shall contain a legend referring to these bylaw transfer restrictions. The bylaws, including these transfer restrictions, may be modified or amended by a majority vote of our board of directors.

     Any attempt to transfer shares, or any interest in shares (including a pledge of shares to secure a loan) except as described will be ineffective and GlobalSCAPE will refuse to recognize the transfer.

Transfer Agent

     ChaseMellon Shareholder Services will be the transfer agent and registrar for our common stock. If you wish to make a transfer under one of the transfer exceptions described above, you should forward your request along with your stock certificate and a legal opinion from your attorney stating that the
                        -------------
transfer is permitted under GlobalSCAPE's Bylaws to:

          ChaseMellon Shareholder Services, L.L.C.
          Restricted Stock Transfer
          85 Challenger Road
          Ridgefield Park, NJ  07660


     If your broker holds your shares for you in you in your broker's name, your broker must request that a physical stock certificate be issued to your prior to making a transfer request. If you have questions about transfer procedures, please see ChaseMellon's web site at www.chasemellon.com or contact ChaseMellon at 1-800-635-9270.

Anti-Takeover Matters

Provisions of the DGCL

     Section 203 of the Delaware General Corporation Law, or DGCL, generally restricts a corporation from entering into certain business combinations with an interested stockholder for a period of 3 years from the time such stockholder became an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates, unless:

     . the transaction is approved by the board of directors of the corporation prior to the date such person or entity became an interested stockholder;

     . the interested stockholder acquired 85% of the corporation's stock, excluding voting stock owned by directors and officers and certain employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . the business combination is approved by the board of directors and by a vote of 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     The DGCL provides that a corporation may elect not to be governed by
Section 203. At present, we do not intend to make such an election and we intend to avail ourselves of the rights afforded by Section 203. The effect of Section 203 may be to render more difficult a change in control of our company.

Certain Charter and Bylaw Provisions

     Our certification of incorporation and bylaws provide that any action required or permitted to be taken by our shareholders may be taken only at a duly called annual or special meeting of shareholders or by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and that special meetings of shareholders may be called only by our President, the board of directors, or a committee of the board of directors which has been designated by the board of directors. These provisions could have the effect of delaying until the next shareholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. Our bylaws do not allow for cumulative voting for directors or for any other purpose. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares might be able to ensure the election of one or more directors. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which shareholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of shareholders to remove then-current management or approve transactions that shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

                 LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     Our certificate of incorporation and bylaws provide that, to the extent not prohibited by law, we will indemnify any person who is or was made, or threatened to be made, party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was our director or officer or, while a director or officer of the Corporation is or was serving in any capacity at our request for any other corporation, partnership or other enterprise, against judgments, fines, penalties, excise taxes, amounts paid in settlement costs, charges and expenses, including attorneys' fees. Our certificate of incorporation and bylaws currently do not explicitly preclude us from indemnifying our officers and directors for liabilities arising under federal securities laws. However, our bylaws provide that we will submit the issue of indemnification with regard to liabilities arising under the Securities Act of 1933 to a court of appropriate jurisdiction to determine whether such indemnification by us is against public policy and that we will be governed by the final adjudication of such issue. Persons who have ceased being a director or officer may be similarly indemnified in respect of service to us to the extent our board of directors at any time specifies such persons are entitled to the benefits of the indemnification provisions contained in our certificate of incorporation or bylaws.

     Our certificate of incorporation eliminates personal liability to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for:

     . any breach of the director's duty of loyalty to us or our shareholders;

     . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     . certain unlawful dividends or redemptions as provided under Section 174 of the DGCL; or

     . any transaction from which the director derived an improper personal benefit.

                          FORWARD-LOOKING STATEMENTS

     This information statement includes forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this information statement. You should not rely on these forward-looking statements which apply only as of the date of this information statement. These statements refer to our future plans, objectives, expectations and intentions. We use words such as "believe," "anticipate," "expect," "will," "intend," "estimate" and similar expressions to identify forward-looking statements. This information statement also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this information statement. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could contribute to these differences include those discussed under the caption "Risk Factors" and elsewhere in this information statement.

                               LEGAL PROCEEDINGS

     We are currently not involved in any material legal proceedings. From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of third-party trademarks and other intellectual property rights by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form 10 under the Securities Act with respect to the shares of common stock offered hereby. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of certain fees from the Public Reference Section of the SEC at the SEC's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's Regional Offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is (http://www.sec.gov).

     We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                               GlobalSCAPE, INC.

                         Index to Financial Statements

                 Years ending December 31, 1997, 1998 and 1999

                                   Contents

Report of Independent Auditors                          F-2

Financial Statements                                    F-3

     Balance Sheets                                     F-3

     Statements of Operations                           F-5

     Statements of Stockholder's Equity                 F-7

     Statements of Cash Flows                           F-8

Notes to Financial Statements                          F-10

                        Report of Independent Auditors

GlobalSCAPE, Inc.

To the Board of Directors:

         We have audited the accompanying balance sheets of GlobalSCAPE, Inc., a wholly-owned subsidiary of American TeleSource International, Inc. ("ATSI"), as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated May 9, 2000, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 1, continues to generate positive cash flows from operations and obtained a representation from ATSI that it has no plans that would adversely affect the operations or financial position of the Company. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobalSCAPE, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                              /s/ Ernst & Young, LLP

                              San Antonio, Texas
                              May 9, 2000, except for Note 1, as to which the date is July 25, 2000

                                Balance Sheets

                                                                                            As of
                                                                As of December 31,        March 31,
                                                                1998          1999          2000
                                                                ----          ----          ----

                                                                                          (Unaudited)
      Assets
      Current Assets:

           Cash .........................................     $   65,480    $   16,361    $  589,852
           Accounts receivable (net of allowance for
           doubtful accounts of $25,000 and $70,000 in
           1998 and 1999, respectively, and $101,598 for
           first quarter 2000)...........................         53,776       368,353       336,158
           Prepaid expenses .............................          1,750        25,216        49,708
                                                            -----------------------------------------
      Total current assets...............................        121,006       409,930       975,718

      Property and equipment:
           Furniture and equipment.......................         54,720        54,720        49,079
           Software......................................         25,948        28,554        28,629
           Equipment.....................................         73,770       203,480       339,444
           Leasehold improvements........................          1,426         1,426       111,042
           Software development costs....................              -       102,686       173,750
                                                            -----------------------------------------
                                                                 155,864       390,866       701,944
      Accumulated depreciation and amortization..........         42,585       106,866       141,133
                                                            -----------------------------------------
      Net property and equipment.........................        113,279       284,000       560,811

      Other assets:

           Core software technology (net of accumulated
           amortization of $44,947, $224,736, for 1998 and
           1999, respectively and $269,373 for first
           quarter 2000).................................        853,996       674,207       629,570

           Goodwill (net of accumulated amortization of
           and $9,009 and $18,837 in 1998 and 1999,
           respectively and $20,595 for first quarter
           2000).........................................         40,115        30,287        28,529

           Deferred tax asset............................          8,502        36,230        53,353

           Other.........................................         26,750        36,645        38,163
                                                            -----------------------------------------
      Total other assets.................................        929,363       777,369       749,615
                                                            -----------------------------------------
      Total assets.......................................     $1,163,648    $1,471,299    $2,286,144
                                                            =========================================

See accompanying notes.

                                 Balance Sheets


                                                                                           As of
                                                                As of December 31,       March 31,

                                                                1998          1999         2000
                                                                ----          ----         ----
                                                                                        (Unaudited)
    Liabilities and Stockholder's Equity

      Current liabilities:

           Accounts payable...........................        $   15,815    $      202    $   50,437

           Accrued expenses...........................            32,951        64,764        91,900

           Due to parent..............................            25,420       265,253       584,735

           Current maturities of long-term debt.......           836,566       215,710       215,741

           Current portion of capital lease
           obligation.................................             9,087        24,172        25,492

      Total current liabilities.......................      -----------------------------------------
                                                                 919,839       570,101       968,305
      Long-term liabilities:

      Long-term debt, less current portion............            62,377        24,667         3,667

      Capital lease obligations, less current portion.            11,035        32,257        25,374
                                                            -----------------------------------------
      Total long-term liabilities.....................            73,412        56,924        29,041

      Stockholder's equity:

           Preferred Stock, par value $0.001 per share,
           10,000,000 authorized, no shares issued or
           outstanding................................                 -             -             -

           Common stock, par value $0.001 per share,
           40,000,000 shares authorized, 12,920,000
           shares issued and outstanding..............            12,920        12,920        12,920

           Additional paid-in capital.................            49,112        49,112        49,112

           Accumulated earnings.......................           108,365       782,242     1,226,766
                                                            -----------------------------------------
      Total stockholder's equity......................           170,397       844,274     1,288,798
                                                            -----------------------------------------
      Total liabilities and stockholder's equity......        $1,163,648    $1,471,299    $2,286,144
                                                            =========================================

See accompanying notes.

                                          Statements of Operations

                                                     Year Ended December 31,              Quarter Ended
                                                                                            March 31,
                                                 1997         1998         1999         1999        2000
                                                 ----         ----         ----         ----        ----
                                                                                           (Unaudited)
Operating revenues:
   Software product revenues................   $870,539    $2,073,687   $2,922,141    $681,130   $1,315,999

   Advertising revenues.....................          -             -      328,895           -      134,015
                                               ------------------------------------------------------------
      Total revenues........................    870,539     2,073,687    3,251,036     681,130    1,450,014

Operating expenses:

   Cost of revenues (exclusive of

   depreciation and amortization shown
   separately below)........................    219,623       396,570      105,026      27,920       34,800

   Selling, general and administrative
   expenses.................................    448,457     1,228,644    1,625,004     382,329      514,317

   Research and development expenses........          -        42,164      139,953      25,225      123,271

   Depreciation and amortization............      4,876        91,262      253,896      62,433       89,141
                                               ------------------------------------------------------------
      Total operating expense...............    672,956     1,758,640    2,123,879     497,907      761,529
                                               ------------------------------------------------------------
Income from operations......................    197,583       315,047    1,127,157     183,223      688,485

Other income (expense):

   Interest expense, net....................          -        (2,345)     (56,847)    (22,235)      (7,646)

   Gain (loss) on sale of assets............          -             -            -           -         (567)
                                               ------------------------------------------------------------
Income before income taxes                      197,583       312,702    1,070,310     160,988      680,272

Income tax provision

   Current:

       Federal..............................     65,242       108,377      372,532      56,059      222,091

       State................................      9,042        15,020       51,629       7,769       30,779

   Deferred:

       Federal..............................     (1,004)       (6,463)     (24,353)     (3,665)     (15,038)

       State................................       (139)         (896)      (3,375)       (508)      (2,084)
                                               ------------------------------------------------------------
Total income tax provision..................     73,141       116,038      396,433      59,655      235,748
                                               ------------------------------------------------------------

Net income..................................   $124,442      $196,664     $673,877    $101,333     $444,524
                                               ============================================================

Net income per common share                       $0.01         $0.02        $0.05       $0.01        $0.03

                                                     Year Ended December 31,              Quarter Ended
                                                                                            March 31,
                                                 1997         1998         1999         1999        2000
                                                 ----         ----         ----         ----        ----
Net income per common share - assuming           $0.01        $0.01        $0.05        $0.01       $0.03
dilution

  See accompanying notes.

                       Statements of Stockholder's Equity

                                           Common Stock         Accumulated
                                                                   Paid-in         Accumulated
                                        Shares        Amount       Capital           Earnings      Total
                                       -------------------------------------------------------------------
Balances at December 31, 1996                   -          -               -        $(212,741)   $(212,741)

Issuance of common stock               12,920,000     12,920          49,112                -       62,032

Net Income                                      -          -               -          124,442      124,442
                                       -------------------------------------------------------------------

Balances at December 31, 1997          12,920,000     12,920          49,112          (88,299)     (26,267)

Net Income                                      -          -               -          196,664      196,664
                                       -------------------------------------------------------------------

Balances at December 31, 1998          12,920,000     12,920          49,112          108,365      170,397

Net Income                                      -          -               -          673,877      673,877
                                       -------------------------------------------------------------------

Balances at December 31, 1999          12,920,000     12,920          49,112          782,242      844,274

Net Income                                                                            444,524      444,524
                                       -------------------------------------------------------------------

Balances at March 31, 2000 (unaudited) 12,920,000    $12,920         $49,112       $1,226,766   $1,288,798
                                       ===================================================================

See accompanying notes.

                            Statement of Cash Flows

                                                                                                    Quarter Ended

                                                               Year Ended December 31,                 March 31,

                                                             1997        1998         1999         1999         2000
                                                             ----        ----         ----         ----         ----
                                                                                                    (Unaudited)
Operating Activities

Net Income............................................     $124,442    $196,664     $673,877     $101,333     $444,524

    Adjustments to reconcile net income to net cash provided by operating activities:

        Depreciation and amortization.................        4,876      91,262      253,896       62,433       89,141

        Loss on disposition of assets.................            -           -            -            -          567

     Changes in operating assets and liabilities:

        Accounts receivable...........................      (29,709)     10,296     (314,577)     (19,080)      32,195

        Prepaid expenses..............................            -      (1,750)     (23,466)      (2,155)     (24,492)

        Other receivables.............................       10,268           -            -            -            -

        Deferred tax assets...........................       (1,143)     (7,359)     (27,728)      (4,173)     (17,123)

        Other long term assets........................         (269)    (26,481)      (9,895)          561      (1,518)

        Accounts payable..............................        3,787      11,852      (15,611)     (17,038)      50,231

        Accrued liabilities...........................       59,237     (51,922)      31,813       77,320       27,136

        Due to parent.................................      (29,216)   (192,192)     239,833      (74,021)     319,481
                                                           -----------------------------------------------------------
Net cash provided by operating activities.............      142,273      30,370      808,142      125,180      920,142

Investing Activities

Purchase of property and equipment....................      (14,619)   (149,202)    (185,997)     (11,178)    (320,119)
                                                           -----------------------------------------------------------
Net cash used in investing activities.................      (14,619)   (149,202)    (185,997)     (11,178)    (320,119)

Financing Activities

   Issuance of common stock...........................       62,032           -            -            -            -

   Borrowings under notes payable.....................            -           -      230,000      180,000       70,000

   Principal payments on notes payable................            -           -     (888,566)    (306,284)     (90,969)

   Principal payments on capital lease obligations....            -      (7,752)     (12,698)           -       (5,563)
                                                           -----------------------------------------------------------
Net cash provided by (used in) financing activities...       62,032      (7,752)    (671,264)    (126,284)     (26,532)
                                                           -----------------------------------------------------------
Net increase (decrease) in cash and cash equivalents..      189,686    (126,584)     (49,119)     (12,282)     573,491

Cash at beginning of period...........................        2,378     192,064       65,480       65,480       16,361
                                                           -----------------------------------------------------------
Cash at end of period.................................     $192,064     $65,480      $16,361      $53,198     $589,852
                                                           ===========================================================

                           Statements of Cash Flows

                                                                                                   Quarter Ended

                                                               Year Ended December 31,                March 31,

                                                                1997        1998         1999        1999        2000
                                                                ----        ----         ----        ----        ----
                                                                                                       (Unaudited)
Supplemental disclosure of cash flows information:

Cash paid during the year for:

     Interest........................................        $        -  $        -  $   57,000   $   22,235   $   7,528


Supplemental disclosure of noncash investing and financing activities:

     Office equipment acquired through issuance of
       capital lease obligations.....................        $        -  $   27,874  $   49,005   $        -   $       -

See accompanying notes.

1.   Significant Accounting Policies

Nature of Business

GlobalSCAPE, Inc. (the Company) develops, markets, distributes and supports leading web-based software products in a variety of categories including file management, multimedia utilities and web application development tools. The Company was incorporated in April 1996 and is a wholly owned subsidiary of American TeleSource International, Inc., a public company. The Company is best known for its popular file transfer program, CuteFTP.

As described above, the Company is a wholly owned subsidiary of ATSI. On a consolidated basis as of July 31, 1999, ATSI had a working capital deficit, had suffered recurring losses from operations since inception, had negative cash flows from operations and had limited capital resources to support further development of its operations. These conditions, as noted by ATSI's auditors in their report dated October 5, 1999, raise substantial doubt about ATSI's ability to continue as a going concern at July 31, 1999. Management believes the ability of ATSI to continue as a going concern is dependant upon the ongoing support of its stockholders and customers, its ability to obtain capital resources to support operations and its ability to successfully market its services. In addition, ATSI is likely to require additional financial resources to support its ongoing operations. There can be no assurances, however, that such equity offerings or the long term debt financing arrangements will be sufficient to support existing operations.

The Company has a history of earnings and positive cash flow. The assets and stock of GlobalSCAPE do not secure any obligations of ATSI. In addition, ATSI has represented it has no plans or intentions that would adversely affect the operations or financial position of the Company.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Comprehensive income for the Company is the same as net income for all periods presented.

Cash

Cash includes all cash and highly liquid investments with original maturities of three months or less.

Capitalized Software Development Costs

Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management concerning certain external factors including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies. Amortization expense for these costs amounted to approximately $3,749 in 1999. These software development costs are amortized using the straight line method over a three year period and are only those costs incurred in the development of products that are sold to external customers and not used for internal purposes. These software development costs are not related to those costs incurred for the acquisition of software products or titles reflected in Other Assets as Core Software Technology.

Segment Reporting

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as one operating segment, the provision of Internet-based software products. The Company markets its products through retailers and over the Internet.

Property and Equipment

Property and equipment is primarily comprised of furniture and fixtures, software, computer equipment, and software development costs which are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Expenditures for maintenance and repairs are charged to operations as incurred. Property and equipment acquired under capital leases are depreciated over their useful lives or the respective lease term, if shorter. Depreciation periods used for property and equipment range from three to five years.

Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset.

Goodwill

Goodwill related to a 1998 asset acquisition is being amortized over a five year period from acquisition. Goodwill is shown net of amortization as $9,009 and $18,837 for the years ended December 31, 1998 and 1999, respectively.

The Company periodically evaluates the recoverability of goodwill in accordance with Statement Financial Accounting Standards No 121 "Accounting for the Impairment of Long-Live Assets." SFAS 121 requires recognition of impairment of goodwill in the event the net book value of related assets exceeds the future undiscounted cash flows attributable to the related business unit or assets. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. No such impairment had been identified as of December 31, 1999.

Other Assets

Costs incurred for acquiring core software technology are capitalized and amortized over the technology's estimated useful life of 5-years using the straight-line method for calculating such amortization. The Core Software Technology on the balance sheet represents the purchase of the source code and related trademark for CuteFTP and the related amortization of such costs. Other Assets include security deposits which are expected to be refunded to the Company upon termination of certain leases.

Concentrations of Credit Risk and Significant Customers

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company provides credit, in the normal course of business, to a number of companies and performs ongoing credit evaluations to reduce credit risk. The Company requires no collateral from its customers. Management estimates the allowance for uncollectible accounts based on their historical experience and credit evaluation. No single customer accounted for more than 10% of net revenues in 1997, 1998 and 1999.

Revenue Recognition

Revenues from the sale of software products are recognized and completely earned upon shipment of the product. The installation process is simple and requires little or no support. An installation wizard guides the user through the process. The Company does not provide technical support and maintenance services as part of the fee for any of its software products nor does it sell these services separately.

The outbound shipping charges charged to the customer are included in software product revenues and amounted to $3,094, $17,370, and $32,843 in 1997, 1998, and 1999. The costs associated with these charges are included in the software products cost of revenue.

Advertising revenue is recognized as it is earned, net of any fees paid to third-party advertising agents. Advertising is earned in the period in which the advertisements are displayed or in which a sponsored third-party product is taken. Fees deducted from gross advertising receipts by the third-party agents were $136,624 in 1999 and $40,901 in the three month period ending March 31, 2000. The Company did not generate revenue from the sale of advertising from within its software products during the fiscal years ended December 31, 1997 and 1998. The Company began selling advertising space from within its software products in April 1999. The Company has two agreements with third-party advertising agents. The first is for a three year term which began in April1999. The Company can discontinue the relationship at any time with 10 days prior written notice. The second agreement began in February 2000 for an initial term of 6 months with automatic month-to-month renewals if not cancelled. This contract may be cancelled with 60 days prior written notice.

Sponsored products are those produce or services provided by third parties which the Company promotes either from within its software product or from its web site.

Sponsorship revenue is recognized in the period in which the Company satisfies the requirement of the agreements with these third parties with regard to the distribution or promotion of the product and is a component of advertising revenue.

Royalty Costs

Royalties that the Company pays on software products licensed from a third-party which it resells are expensed as a cost of sales when the software product is sold. In October 1998, the Company purchased the license rights to the principal software product for which the Company was previously paying royalty costs. GlobalSCAPE paid $898,943 for these rights. This asset is reflected on the Balance Sheet as Core Software Technology. See Note 9 to the Financial Statements.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense charged to operations for the year ended December 31, 1997, 1998 and 1999 amounted to $2,000, $10,000 and $58,000, respectively, and is included in selling, general and administrative expenses.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." The liability method provides that the deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is included in the American TeleSource International, Inc. (a Texas corporation) consolidated federal income tax return. The Company's income tax provision reflects the financial consequences of filing on a separate return basis.

Research and Development

Research and development expenses include all direct costs, primarily salaries for Company personnel and outside consultants, related to the development of new products and significant enhancements to existing products and are expensed as incurred until such time as technological feasibility is achieved.

Stock-Based Compensation

The Company has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, and elected to use the intrinsic value method in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the financial statements for this plan. The pro forma effects of fair value accounting for compensation costs related to options, on net income would not be material.

Earnings Per Common Share

Basic and diluted net income per common share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128) for all periods presented. Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. Below is a reconciliation of the numerators and denominators of basis earnings per share for each of the following years:

                                                                                            Quarter Ended
                                                    Year Ended December 31,                    March 31,

                                               1997          1998          1999           1999          2000
                                               ----          ----          ----           ----          ----
                                                                                             (Unaudited)
Numerators

Numerator for basic and diluted
earnings per share:

     Net Income........................      $   124,442   $   196,664    $   673,877   $   101,333   $   444,524

     Numerator for basic and diluted
     earnings per share................          124,442       196,664        673,877       101,333       444,524


Denominators

Denominators for basic earnings per
share:

     Weighed average shares

       outstanding--Basic..............       12,920,000    12,920,000     12,920,000    12,920,000    12,920,000


Dilutive potential common shares:

Stock Options..........................              ---       326,881        372,673       357,999       358,318


Denominator for dilutive earnings per
share..................................       12,920,000    13,246,881     13,292,673    13,277,999    13,278,318


Net income per common share

Net Income.............................             0.01          0.02           0.05          0.01          0.03


Net income per common share -
assuming dilution

Net Income.............................             0.01          0.01           0.05          0.01          0.03


Recent Accounting Pronouncements

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently nor does it intend in the future to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on its financial position or results of operations.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, which currently must be adopted by June 30, 2000. SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned and also requires the deferral of incremental direct selling costs. The Company is currently assessing the impact of SAB 101.

2.   Accounts Receivable

Accounts receivable, which are primarily from product sales, are presented net of an allowance for doubtful accounts. The activity of the Company's allowance for doubtful accounts for the years ended December 31, 1998 and 1999 is presented in the following table:


                         Balance at       Charged to                 Balance at
                  Year Ended   Beginning  Income or                    End of
                  December 31  of Period   Expense   Deductions/(a)/   Period
              ------------------------------------------------------------------
                     1997            -     13,000            -          13,000

                     1998       13,000     40,220      (28,220)         25,000

                     1999       25,000     53,614       (8,614)         70,000

______________
(a)  Represents amounts written off as uncollectible accounts receivable.

3.   Long-Term Debt

The Company had debt outstanding as follows:

                                                                                        As of March 31,
                                                                 As of December 31,          2000
                                                                1998           1999       (Unaudited)
                                                            -------------------------------------------
Note payable to individual dated October 1998,
    principal and interest payable in monthly
    installments of $63,000 beginning February 1999,
    including interest at 12% due January 2000.......         $898,943        $62,377        $        -

Note payable to a bank dated January 1999, principal
    and interest payable in 12 monthly installments
    of $5,000 and 12 monthly installments of $10,000
    including interest at prime rate plus 1%, 9.5%
    at December 31, 1999; due January 2001...........                -        130,000           110,000
                                                             ------------------------------------------

                                                                                       As of March 31,
                                                                 As of December 31,         2000
                                                                1998           1999      (Unaudited)
                                                            -------------------------------------------
Note payable to a bank dated October 1999, principal
    and interest payable in 6 monthly installments of
    $1,000 and 12 monthly installments of $3,667
    including interest at prime rate plus 1%, 9.5%
    at December 31, 1999; due April 2001.............                -         48,000            45,000
                                                             ------------------------------------------
Less current portion.................................          898,943        240,377           155,000

                                                               836,566        215,710           151,333
                                                             ------------------------------------------
                                                             $  62,377      $  24,667          $  3,667
                                                             ==========================================

4.   Capital Leases

The Company has financed the acquisition of certain fixed assets through capital lease obligations. Amortization expense on these capital lease agreements is included in depreciation expense.

The present value of the future minimum lease payments for these leases at December 31, 1999 is as follows:

             Year ended December 31:

                 2000..........................................         $32,340

                 2001..........................................          21,622

                 2002..........................................          15,845
                                                                       --------
             Total minimum lease payments......................          69,807

             Less amount representing interest ................          13,378
                                                                       --------
             Present value of minimum lease payments ..........          56,429

             Less current portion .............................          24,172
                                                                      ---------
             Capital lease obligation, less current portion....         $32,257
                                                                      =========

Furniture and equipment at December 31, 1998 and 1999 include $27,874 and $76,879, respectively for assets held under capital leases, less associated accumulated amortization of $8,517 and $20,382, respectively.

In September 1999, the Company entered into a capital lease agreement for office equipment for $250,000. The payment terms are for 48 months after receipt of the equipment and includes a one dollar bargain purchase option at the end of the lease term. The equipment was delivered and installed in March 2000.

5.   Operating Leases

Minimum future lease payments on non-cancelable operating leases for office facilities are as follows for the years ending December 31:

                                 2000 ...........          $  127,339

                                 2001 ...........             190,656

                                 2002 ...........             190,656

                                 2003 ...........             190,656

                                 2004 ...........             190,656

                                 Thereafter .....             667,296
                                                           ----------
                                                           $1,557,259
                                                           ==========

Operating lease expense amounted to approximately $90,006 and $71,293 in 1999 and 1998, respectively. As described in Note 6, the management fee paid to the parent company in 1997 included a charge for rental of office facilities.

The Company entered into a lease for new facilities in April 1999. The monthly lease term begins in April 2000. The terms of this lease include an escalation clause whereby no payments are due from April 2000 to September 2000. The minimum future lease payments for the new facility lease are in the table above.

6.   Related Party Transactions

General corporate overhead related to ATSI's corporate headquarters and common support divisions has been allocated to the Company based on the ratio of the Company's external costs and expenses to ATSI's consolidated external costs and expenses, adjusted for any functions that the Company performs on its own. These services included various accounting and human resource functions, legal services and charges for rental of office facilities. The costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions entirely as a stand alone entity, nor are they indicative of costs that may be charged in the future. However, the Company believes the method of allocation is reasonable. Expenses in the amount of $93,847, $92,457 and $104,500 were paid to ATSI for period ending December 31, 1997, 1998 and 1999, respectively, and are reflected in the statement of operations.

The Company is a co-borrower for a loan of ATSI from NTFC Capital Corporation ("NTFC"). The loan is treated as a capital lease obligation of ATSI for accounting purposes. The lease obligation at December 31, 1999 totaled $2,000,000. ATSI was in default of financial covenants of the lease as of January 31, 2000 and received a waiver from NTFC stating that it waived ATSI's compliance requirement as of that date. ATSI believes it will likely be in default of the same covenants at April 30, 2000 and has requested NTFC to re-set the covenants to prevent future defaults. NTFC is reviewing the request. ATSI has classified the lease obligation as long-term. No assets or stock of the Company secure the capital lease obligation with NTFC.

7.   Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are related to the following:

                                                            1998       1999
                                                        -------------------

           Deferred tax assets:

              Depreciation and amortization .........    $ 6,538    $6,168

              Accrued expenses.......................      3,813     2,334

              Allowance for doubtful accounts........     25,879         -
                                                        -------- ---------
                                                         $36,230     8,502
                                                        ======== =========
A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes is as follows:

                                                            1997       1998        1999
                                                        -------------------------------
     Taxes computed at federal statutory rate........     $67,178    $106,319  $363,905

     Increases (decreases) in taxes resulting from:

          State taxes, net of federal benefit........       5,876       9,322    31,848

          Nondeductible expenses.....................          87         397       680
                                                        -------------------------------
     Total...........................................     $73,141    $116,038  $396,433
                                                        ========= =========== =========

8.   Employee Benefit Plan

The Company has a 401(k) plan which covers substantially all employees with at least six months of service. Under the plan, employees may elect to contribute a percentage of their annual salary subject to the Internal Revenue Code maximum limitations. The plan provides for employer matching and discretionary contribution, the amount of which are to be determined annually by the Board of Directors. The Company had no contribution expense to the plan in 1999.

9.   Computer Software License Agreements

The Company entered into a computer software license agreement with a third-party in 1996. This agreement provided the Company with copyright interests and licenses to market and sell the related software product. In return, the Company was required to pay royalties based on a percentage of the net wholesale price of units sold as stated in the agreement. Royalty expense for the year ended December 31, 1998 and 1997 amounted to $354,679 and $165,958, respectively, and is included in costs of goods sold. In October 1998, the Company elected to purchase the trademark rights to the software product for $898,943. The Company arrived at the fair value of the asset based on negotiations with the owner, analysis of royalties paid in previous periods and expectations of future royalty payments. The purchase agreement called for a sum of money immediately and 12 equal payments of $63,000 and did not require additional interest expense on this stream of payments. However, the Company recognized interest expense on this obligation in the amount of 12% per annum. The rate was similar to the rate incurred by the Company at the time on other obligations. The value placed on the asset reflects the total dollars paid less the interest expense imputed by the Company.

10.  Stock Options

In January 1998, the Company approved the 1998 Stock Option Plan (the Plan) for officers, other employees, directors, and consultants of the Company. Under the terms of the Plan, up to 728,571 shares of the Company's common stock may be granted in the form of incentive stock options or non-qualified stock options, awarded, or sold to officers, other employees, directors and consultants. At December 31, 1999, 344,072 remained available for issuance of additional option grants under the Plan. At December 31, 1999, no options were exercisable.

A summary of the Company's stock option activity and related information for the years ended December 31, 1999 and 1998 follows:

                                                           1998        1999
                                                          -------     -------
             Outstanding at beginning of year.....              -     357,999

                  Granted.........................        357,999      26,500

                  Exercised.......................              -           -

                  Forfeited.......................              -           -
                                                          -------     -------
             Outstanding at end of year...........        357,999     384,499
                                                          =======     =======

Subsequent to December 31, 1999, the Company canceled options to purchase 44,500 shares of common stock under the plan. In consideration for canceling these options, the Company paid $5,000 in cash consideration to the optionholders. In addition, the Company agreed to issue 38,500 shares to the optionholders when and if a public offering of the Company is completed.

Options may be granted under the Plan at prices not less than 100% of fair market value at date of grant for incentive stock options. Options are exercisable for such periods as the Board of Directors shall determine, but no more than 10 years from date of grant. The vesting period for stock options is generally over a three-year period and carry an exercise price of $0.10 per share.

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 1, 1998 under the fair value method prescribed by SFAS 123. The fair value of options granted was $0.02 for options granted during 1999 and 1998, respectively. The fair value of these options were estimated at the date of grant using a minimum value option pricing model with the following assumptions for 1998 and 1998, respectively: risk-free interest rates of 5.68% and 6.38%, respectively; no dividends for each year; and a volatility factor of the expected market price of the Company's common stock of near zero.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The impact on the pro forma results which follow may not be representative of compensation expense in future years when the effect of the amortization of multiple awards may be reflected in the amounts. The Company's pro forma income (loss) from continuing operations, including the pro forma stock-based compensation expense, is as follows:

                                         Year Ending December 31
                                      ----------------------------
                                         1998             $194,818

                                         1999              672,158


11.  Quarterly Financial Information (unaudited)

                                                                        Fiscal Year 1998
                                                  1st Quarter       2nd Quarter     3rd Quarter     4th Quarter
                                                  -------------------------------------------------------------
Net revenue ..............................         $ 429,777         $ 554,515       $ 472,352       $ 617,043

Total operating expenses .................           396,247           427,147         472,602         462,644

Net Income (loss) before provision for                33,530           126,657           (906)         153,421
 income taxes ............................

Net Income ...............................            21,122            79,793           (906)          96,655

Net income per share:

   Basic .................................              0.00              0.01          (0.00)            0.01

   Diluted ...............................              0.00              0.01          (0.00)            0.01

Weighted average shares outstanding:

   Basic .................................        12,920,000        12,920,000      12,920,000      12,920,000

   Diluted ...............................        13,191,999        13,259,999      13,259,999      13,274,399

                                                                     Fiscal Year 1999
                                                  1st Quarter       2nd Quarter     3rd Quarter     4th Quarter
                                                  -------------------------------------------------------------
Net revenue.............................           $ 681,130         $ 743,627       $ 793,890     $ 1,032,389

Total operating expenses................             497,907           470,649         636,254         519,069

                                                                     Fiscal Year 1999
                                                  1st Quarter       2nd Quarter     3rd Quarter     4th Quarter
                                                  -------------------------------------------------------------
Net income before provision for taxes...             160,988           254,563         148,149          506,610

Net Income..............................             101,333           160,272          93,231          319,041

Net income per common share:

    Basic...............................                0.01              0.01            0.01            0.02

    Diluted.............................                0.01              0.01            0.01            0.02

Weighted average shares outstanding:

    Basic...............................          12,920,000        12,920,000      12,920,000      12,920,000

    Diluted.............................          13,277,999        13,287,029      13,304,499      13,304,499

12.  Subsequent Events

Stockholders Equity

In May 2000, the board of directors amended the certificate of incorporation to increase the number of authorized shares of capital stock which the corporation has the authority to issue to 50,000,000 shares consisting of 40,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $.001 per share. The board of directors also declared a 7.6 for 1 stock split of the shares of the Company's issued and outstanding common stock. All information in the accompanying financial statements and notes to the financial statements has been retroactively adjusted to reflect the efforts of this stock split.

Stock Option Plan

In May 2000, the board of directors approved the 2000 stock option plan (the "Plan") for key employees, nonemployee directors, and advisors of the Company. Under the terms of the Plan, up to 3,660,000 shares of the Company's common stock may be granted in the form of incentive stock options or non-qualified stock options. The maximum aggregate number of shares of common stock which may be granted to any optionee during the term of the Plan shall not exceed 2,000,000. The Plan provides that the purchase price per share for incentive stock options and non-qualified stock options shall not be less than the fair market value of the common stock on the date of grant. The maximum term for an option granted is ten years from the date of grant.

                  Exhibits and Financial Statement Schedules

Exhibit                      Description
Number                       -----------
------

2.1 Stock Purchase Agreement between American TeleSource International, Inc. (Texas) and American TeleSource International, Inc. (Delaware) dated April 3, 2000.*

2.2 Promissory Note between American TeleSource International, Inc. and GlobalSCAPE, Inc. and as dated April 3, 2000.*

3.1         Certificate of Incorporation of the Company dated April 17, 1996.*

3.2 Certificate of Renewal and Revival of Certificate of Incorporation for the Company dated February 16, 1999.*

3.3         Certificate of Amendment to Certificate of Incorporation dated May
            8, 2000.*

3.4         Bylaws of the Company.*

3.5         Amended & Restated Certificate of Incorporation dated August 30,
            2000.

3.6         Amended & Restated Bylaws of the Company.

4.1         Specimen of Stock Certificate.*

4.2         1998 Stock Option Plan as amended May 13, 1999.*

4.3         2000 Stock Option Plan dated May 8, 2000.*

4.4 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Cancel Options dated February 4, 2000.*

4.5 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Agree Not to Exercise Options dated February 4, 2000.*

4.6 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Agree Not to Claim Any Right of Adjustment dated February 4, 2000.*

4.7 Form of 1998 Stock Option Plan Rights Termination Letter Agreement for Employees and Consultants to Cancel Options dated February 8, 2000.*

4.8 Form of 1998 Stock Option Plan Rights Termination Letter of Officer to Agree Not to Claim Any Right of Adjustment dated February 8, 2000.*

4.9 Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Officer to Agree Not to Exercise Options dated February 8, 2000.*

10.1 Commercial Lease Agreement between ACLP University Park S.A. II, L.P. and the Company dated April 13, 1999.*

10.2 Patent License Agreement between Thomson Consumer Electronics Sales GmbH and the Company dated December 15, 1999.*

                                   Exhibit-1

Exhibit                      Description
Number                       -----------
------

10.3 Purchase Agreement between Alex Kunadze and the Company dated January 16, 1999.*

10.4 NTFC Loan and Security Agreement between American TeleSource International, Inc. (Delaware), American TeleSource International, Inc. (Texas), TeleSpan, Inc. and Company dated July 31, 1999.**

10.5 NTFC Promissory Note for $2,000,000.00 between American TeleSource International, Inc. (Delaware), American TeleSource International, Inc. (Texas), TeleSpan, Inc., and the Company dated August 26, 1999.*

10.6 Frost Bank Note for $180,000 Loan dated January 28, 1999 between The Frost National Bank as Lender and the Company as Borrower.*

10.7 Security Agreement between Frost Bank and the Company for the $180,000 Note dated January 28, 1999.*

10.8 Frost Bank Note for $70,000 Loan dated February 1, 2000 between The Frost National Bank as Lender and the Company as Borrower.*

10.9 Commercial Security Agreement between Frost Bank and the Company for the $70,000 Note dated February 1, 2000.*

10.10 Frost Bank Note for $50,000 Loan dated October 6, 1999 between The Frost National Bank as Lender and the Company as Borrower.*

10.11 Commercial Security Agreement between Frost Bank and the Company for the $50,000 Note dated October 6, 1999.*

10.12 Consulting Agreement between the Company and David Christal dated February 22, 2000.*

10.13 Corrected & Restated Executive Employment Agreement between the Company and Sandra Poole-Christal dated January 1, 1998.*

21.1        Subsidiaries.*

27.1        Financial Data Schedule.**

27.2        Financial Data Schedule.**

27.3        Financial Data Schedule.**

__________
*  Filed on May 12, 2000.

** Filed on July 28, 2000

All other schedules and exhibits are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

                                   Exhibit-2

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, GlobalSCAPE, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on September 12, 2000.

                              GLOBALSCAPE, INC.



                              By: /s/ SANDRA POOLE-CHRISTAL
                                 --------------------------
                                      Sandra Poole-Christal
                                      President